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INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2002

ABN AMRO HOLDING N.V.
ABN AMRO BANK N.V.
(translation of registrant's name into English)

Gustav Mahlerlaan 10, 1082 PP Amsterdam,
The Netherlands
(Address of principal executive offices)

        [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

        Form 20-F  ☒                  Form 40-F  ☐

        [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

        Yes  ☐                  No  ☒

        Schedule of Information Contained in this Report:

        1.      The audited financial statements of ABN AMRO Holding N.V. at and for the year ended December 31, 2001.

        2.      Consent of Ernst & Young to the incorporation by reference of their report dated March 22, 2002 into the Registration Statement on Form F-3 (Registration Number 333-49198) and the Registration Statements on Form S-8 (Registration Numbers 333-84044 and 333-81400).

        The Information contained in this Report is incorporated by reference into Registration Statement Nos. 333-49198, 333-84044 and 333-81400.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABN AMRO HOLDING N.V.
Date: March 29, 2002
	By:	/s/ R.W.J. GROENINK Name: R.W.J. Groenink Title: Chairman of the Managing Board
	By:	/s/ T. DE SWAAN Name: T. de Swaan Title: Member of the Managing Board
ABN AMRO BANK N.V.
Date: March 29, 2002
	By:	/s/ R.W.J. GROENINK Name: R.W.J. Groenink Title: Chairman of the Managing Board
	By:	/s/ T. DE SWAAN Name: T. de Swaan Title: Member of the Managing Board

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Auditors
Accounting policies
Consolidated balance sheet at December 31, 2001 and 2000 after profit appropriation
Consolidated income statement for 2001, 2000 and 1999
Consolidated cash flow statement for 2001, 2000 and 1999
Changes in shareholders' equity in 2001, 2000 and 1999
Notes to the consolidated balance sheet and income statement

REPORT OF INDEPENDENT AUDITORS

To the Supervisory Board and the Managing Board of
ABN AMRO Holding N.V.

        We have audited the accompanying consolidated balance sheet of ABN AMRO Holding N.V. and subsidiaries as of December 31, 2000 and 2001, and the related consolidated statements of income, cash flows and changes in shareholders' equity for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects the consolidated financial position of ABN AMRO Holding N.V. and subsidiaries as of December 31, 2000 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in The Netherlands.

        Accounting principles generally accepted in The Netherlands vary in certain significant respects from accounting principles generally accepted in the United States of America. Application of accounting principles generally accepted in the United States of America would have affected shareholders' equity as of December 31, 2000 and 2001, and the net profits for each of the three years in the period ended December 31, 2001 to the extent summarized in note 45 to the Consolidated Financial Statements.

/s/ ERNST & YOUNG Ernst & Young Accountants

Amsterdam,
March 22, 2002

FINANCIAL STATEMENTS 2001

Accounting policies

General

        The financial statements have been prepared in conformity with generally accepted accounting principles in The Netherlands. Where necessary, the amounts reported in the financial statements are based on estimates and assumptions.

        Since ABN AMRO Holding N.V. Ordinary Shares are listed on the New York Stock Exchange (NYSE) in the form of American Depositary Receipts, ABN AMRO also publishes an annual report (Form 20-F) that conforms to the Securities and Exchange Commission (SEC) rules, including those relating to the format and content of the notes to the financial statements. In addition, the annual report includes an analysis of equity and results according to accounting principles generally accepted in the United States (US GAAP).

Changes in accounting policies

        As from 2001 costs related to internally generated software are capitalised during the development stage in property and equipment and depreciated over the estimated useful life. The positive effects on net profit over 2001 and shareholders' equity at December 31, 2001 are EUR 127 million.

        In 2001 the criteria for group companies are sharpened. As a consequence a number of companies established to securitize assets bought from ABN AMRO are treated as an ABN AMRO group company from 2001. The impact is an increase of EUR 10.6 billion in total assets. This change has no impact on shareholders'equity and risk weighted assets at January 1, 2001.

Basis for inclusion of financial instruments

        A financial instrument is accounted for as an asset or liability from the time the respective contractual rights or obligations accrue to the company. Whenever this ceases to be the case, a financial instrument is no longer recognised in the balance sheet. If ABN AMRO has the right on the grounds of legal or contractual provisions and the intention to settle financial assets and liabilities net or simultaneously, they are netted-off in the balance sheet.

Basis of consolidation

        The consolidated financial statements incorporate the assets, liabilities, revenues and expenses of ABN AMRO Holding N.V., its subsidiaries and other group companies that form an organisational and economic entity with it. Minority interests in both equity and results of subsidiaries and other group companies are stated separately.

Currency translation

        Assets and liabilities denominated in foreign currencies and financial instruments hedging these assets and liabilities are translated into euros at the spot rates of exchange prevailing at balance sheet date. Translation differences are taken to the income statement. With the exception of capital investments in hyper-inflationary countries, translation differences on capital investments in foreign branches, subsidiaries and participating interests, including retained profit, are accounted for in shareholders' equity together with the results from related hedging instruments, after allowing for taxation.

        Results on transactions denominated in foreign currencies are translated at the rates prevailing at transaction date or, insofar as accruals and deferrals are involved, on the last day of the month to which the results relate. Results of foreign branches, subsidiaries and participating interests, apart from those in hyper-inflationary countries, are translated at the rates prevailing at the end of the month in which the results are recognised. The results from branches, subsidiaries and participating interests in hyper-inflationary countries are translated at the rates prevailing at balance sheet date, after restating the local currency results for the effects of inflation.

Valuation and determination of results

  General

        Except where otherwise stated, assets and liabilities are recorded at cost, less any allowance deemed necessary. The effects of transactions and other events are recognized when they occur; revenues and expenses are recognised in the year to which they relate. Premiums and discounts are accounted for in prepayments and accrued income or accruals and deferred income respectively, and are attributed to the accounting periods throughout the remaining terms of the underlying items.

        Except for items forming part of the trading portfolio, interest-earning and interest-bearing securities on which a large part or all of the interest receivable or payable is settled on redemption are included at either purchase price or discounted value on issue plus accrued interest.

        Where financial instruments are used to hedge risks associated with designated assets or liabilities, the valuation and determination of results on these instruments are effected in accordance with the policies applied to the hedged items. Transactions are qualified as hedges if they are identified as such and there is a substantial correlation between the hedging results and the results of the positions being hedged. Gains or losses on the early termination of a hedge are recognised as assets or liabilities and amortised over the remaining terms of the hedged positions. Where financial instruments are used to hedge risks associated with designated assets or liabilities and the hedged assets or liabilities are sold or terminated, such financial instruments are no longer qualified as hedges. Results on the settlement of the hedge are accounted for in the same period as gains or losses on the settlement of the hedged position. Accounting policies relating to other financial instruments are explained in the section on trading activities.

        Where loan-related fees exceed initial expenses, the excess is accounted for as interest in the period concerned. Acquisition commission paid by the life insurance subsidiary to third parties and the banking operation are capitalised as initial expenses and amortised. Expenses involved in the issuance of ordinary and preference shares are charged to shareholders' equity.

  Loans

        Loans are generally shown at the principal amount. Loans are classified as doubtful as soon as there is any doubt about the borrower's capacity to repay the principal. Where deemed necessary, an allowance for loan losses is made.

        Allowances for loan losses are determined on a statistical basis in conformity with the nature of the underlying loan or per item, taking into account the value of collateral. The value of LDC receivables is assessed on a country by country basis. The allowances are recognised in provision for loan losses in the income statement.

        As soon as the loan liquidation procedure is started, ABN AMRO ceases to accrue interest on the loan in question ("non-accrual loans"). Depending on the chances of the principal being repaid, interest is recorded in the income statement only when actually received ("other non-performing loans") or in accordance with the standard method of valuation ("accruing doubtful loans"). Doubtful loans are not written off until it is clear that repayment of principal can be ruled out.

        The fund for general banking risks aims to cover general risks related to credits and other banking activities. The related deferred tax assets are deducted from the fund.

  Trading activities

        Securities held in the trading portfolios are stated at market value. Debentures of ABN AMRO group companies, acquired as part of trading activities, are stated at the lower of market value and purchase price. Foreign exchange contracts, stock, bond, currency and other options, as well as interest rate contracts such as interest rate swaps and forward rate agreements, are stated at market value. The aggregate market value of these contracts is included in other assets or other liabilities. Gains or losses resulting from the method of valuation described are recognised in the income statement in results from financial transactions.

  Financial and other fixed assets

  Investments

        Interest-earning securities (other than securities on which a large part or all of the interest is settled on redemption) held in the investment portfolios are stated at redemption value. Shares held in these portfolios are included at market value, with changes in value, net of tax, reflected in shareholders' equity. If the revaluation reserve formed in this manner is insufficient to absorb diminutions in value, they will be charged to the income statement in value adjustments to financial fixed assets. Results on sales are credited to the income statement in the year the investments are sold. Net capital gains on interest-bearing securities realised prior to redemption date in connection with replacement operations are recognised as interest over the remaining average portfolio duration. Investments which are held under insurance contracts for the account and risk of policyholders are carried at market value; changes in the value of these investments are accounted for as other revenue (profits or losses of insurance companies).

  Shares as part of venture capital activities

        Equity investments, i.e. shares acquired as part of venture capital activities, are stated at purchase price or sustained lower market value. Changes in value are reflected in the income statement.

  Participating interests

        Participating interests in which ABN AMRO or one of its subsidiaries has a significant influence on commercial and financial policy are stated at net asset value determined in conformity with the policies applied in these financial statements. In accordance with these policies, movements in net asset value are recorded in shareholders' equity, such as revaluations and goodwill, or in the income statement. Tax payable on distributions is taken into account at the moment of the decision to make a distribution.

        Goodwill arising from the acquisition of participating interests is charged to shareholders' equity.

        Other participating interests, consisting principally of equity investments in companies in related lines of business, are shown at estimated net realisable value. Movements in value, net of tax, are recorded in shareholders' equity. If the revaluation reserve formed in this manner is insufficient to absorb diminutions in value, such diminutions will be charged to the income statement in value adjustments to financial fixed assets.

  Property and equipment

        Premises used in operations, including land, are stated at current value based on replacement cost. These current values are estimated on a rolling basis by external appraisers, whereby each year at least 10% of the bank's buildings is appraised. The value of larger fittings is estimated once every five years. Buildings and fixtures and fittings are fully depreciated by the straight-line method over their estimated useful life with a maximum of fifty years. Movements in value, net of tax, are credited or charged to shareholders' equity on a long-term basis. Capital expenditures on rented premises are capitalised and also depreciated on a straight-line basis, taking into account the term of the lease. Property held for sale is stated at the lower of cost, including interest during construction, and estimated proceeds from sale.

        Equipment, computer installations, software bought from third parties and the costs of internally developed software which relates to the development stage are stated at cost less straight-line depreciation over the estimated useful life.

        Marketable servicing rights are capitalised at the lower of cost or net realisable value and amortised over their term.

  Provisions

        For the employees in The Netherlands and the majority of staff employed outside The Netherlands, pension or other retirement plans have been established in accordance with the regulations and practices of the countries in question. Most of these plans are administered by separate pension funds or third parties. The contributions paid are charged to the income statement each year. The amount of the contribution takes account of increases in pension rights in line with the development of wages and inflation, as well as of the return achieved by the pension funds in excess of the actuarial interest rate, which is currently 4% in The Netherlands.

        Insurance fund liabilities are related chiefly to provisions for life insurance. They are determined using actuarial methods and on the basis of the same principles as those used to calculate the premium. These provisions are periodically tested by reference to changes in mortality, interest and costs, and increased when deemed inadequate. Technical provisions for investment exposure borne by policyholders are determined using the same principles as are applied for the valuation of the underlying investments.

        Self-administered pension plan commitments, which are relatively small, and provisions for payments to non-active employees are computed on the basis of actuarial assumptions.

        Except for deferred tax liabilities, other provisions for commitments and risks are included at face value.

  Taxes

        In determining the effective tax rate, all timing differences between pre-tax profit determined on the basis of ABN AMRO accounting policies and the taxable amount in accordance with tax legislation, are taken into account. Deferred tax liabilities are discounted to their present value on the basis of the net interest. Deferred tax assets are accounted for only if there is sufficient assurance about their collectibility. The addition to or withdrawal from the fund for general banking risks is taken into account when determining the effective tax rate.

Consolidated balance sheet at 31 December 2001 after profit appropriation

	2001	2000
	(In Millions of EUR)
Assets
Cash(1)	17,932	6,456
Short-dated government paper(2),(5)	12,296	11,199
Banks(3)	49,619	48,581
Loans to public sector	14,100	14,974
Loans to private sector	260,175	245,450
Professional securities transactions	71,055	58,842

Loans(4)	345,330	319,266
Interest-earning securities(5)	123,365	108,053
Shares(5)	16,794	17,787
Participating interests(6)	2,420	2,026
Property and equipment(7)	7,331	6,813
Other assets(8)	11,088	11,071
Prepayments and accrued income(9)	11,188	11,917

	597,363	543,169

Liabilities
Banks(10)	107,843	101,510
Savings accounts	84,345	80,980
Deposits and other client accounts	173,441	155,549
Professional securities transactions	54,578	43,020

Total client accounts(11)	312,364	279,549
Debt securities(12)	72,495	60,283
Other liabilities(8)	45,633	41,080
Accruals and deferred income(9)	12,349	14,791
Provisions(13)	12,672	13,422

	563,356	510,635

Fund for general banking risks(14)	1,381	1,319
Subordinated debt(15)	16,283	13,405
Shareholders' equity(16)	11,787	12,523
Minority interests(17)	4,556	5,287

Group equity	16,343	17,810
Group capital	34,007	32,534

	597,363	543,169

Contingent liabilities(23)	47,784	49,044
Committed facilities	145,570	138,457

Numbers stated against items refer to the notes.

Consolidated Income Statement for 2001

	2001	2000	1999
	(In Millions of EUR)
Revenue
Interest revenue	35,013	37,236	29,062
Interest expense	24,923	27,832	20,375

Net interest revenue(26)	10,090	9,404	8,687
Revenue from securities and participating interests(27)	455	451	357
Commission revenue	5,793	6,529	4,947
Commission expense	579	649	492

Net commissions(28)	5,214	5,880	4,455
Results from financial transactions(29)	1,552	1,569	1,374
Other revenue(30)	1,523	1,165	654

Total non-interest revenue	8,744	9,065	6,840

Total revenue(39)	18,834	18,469	15,527
Expenses
Staff costs(31)	7,653	7,460	5,768
Other administrative expenses(32)	5,161	4,801	4,041

Administrative expenses	12,814	12,261	9,809
Depreciation(33)	957	941	800

Operating expenses	13,771	13,202	10,609
Provision for loan losses(34)	1,426	617	653
Release from fund for general banking risks(35)		(32)	(20)
Value adjustments to financial fixed assets(36)	24	(43)	35

Total expenses	15,221	13,744	11,277
Operating profit before taxes	3,613	4,725	4,250
Taxes(37)	998	1,324	1,320

Operating profit after taxes	2,615	3,401	2,930
Extraordinary revenue(38)	962
Extraordinary expenses(38)	147	900
Taxes on extraordinary result	(52)	(301)

Extraordinary result after taxes	867	(599)

Group profit after taxes	3,482	2,802	2,930
Minority interests(39)	252	304	360

Net profit	3,230	2,498	2,570

Earnings per Ordinary Share(40)	2.10	1.63	1.72
Fully diluted earnings per Ordinary Share(41)	2.09	1.62	1.71
Dividend per Ordinary Share	0.90	0.90	0.80

Numbers stated against items refer to the notes.

Consolidated Cash Flow Statement for 2001

	2001	2000	1999
	(In Millions of EUR)
Group profit	3,482	2,802	2,930
Depreciation	957	941	800
Provision for loan losses less release from fund for general banking risks	1,426	585	633
Movement in provisions	(580)	1,085	516
Movement in interest receivable	383	(542)	(1,878)
Movement in interest payable	(1,660)	1,429	1,356
Movement in current tax	595	64	274
Other accruals and deferrals	811	872	200
Government paper and securities, trading	(835)	(12,230)	13,423
Other securities	4,975	(2,305)	9,865
Banks, other than demand deposits	(4,351)	11,788	(13,288)
Loans	1,135	(20,022)	(18,907)
Professional securities transactions (included in loans)	(9,241)	(15,043)	(1,441)
Total client accounts	8,292	27,005	13,984
Professional securities transactions (included in total client accounts)	8,971	10,782	(5,274)
Debt securities, excluding debentures and notes	2,962	(1,405)	5,524
Other assets and liabilities	(1,597)	3,750	(3,155)

Net cash flow from operations/banking activities	15,725	9,556	5,562
Purchase of securities for investment portfolios	(99,189)	(61,839)	(56,164)
Sale and redemption of securities from investment portfolios	77,199	59,726	49,821

Net outflow	(21,990)	(2,113)	(6,343)
Investments in participating interests	(4,977)	(2,292)	(1,355)
Sale of investments in participating interests	1,752	202	64

Net outflow	(3,225)	(2,090)	(1,291)
Capital expenditure on property and equipment	(1,611)	(1,597)	(1,502)
Sale of property and equipment	414	214	293

Net outflow	(1,197)	(1,383)	(1,209)

Net cash flow from investment activities	(26,412)	(5,586)	(8,843)
Increase in group equity	(126)	55	1,198
Repayment of preference shares	(415)	(528)
Issue of subordinated debt	4,048	1,452	1,536
Repayment of subordinated debt	(1,615)	(299)	(350)
Issue of debentures and notes	11,865	5,956	8,851
Repayment of debentures and notes	(4,003)	(5,941)	(2,826)
Cash dividends paid	(1,108)	(1,135)	(974)

Net cash flow from financing activities	8,646	(440)	7,435

Cash flow	(2,041)	3,530	4,154

For details refer to note 43.

Changes in shareholders' equity in 2001

	2001	2000	1999
	(In Millions of EUR)
Ordinary Shares
Opening balance	851	832	818
Exercised options and warrants		2	1
Conversion of convertible preference shares		1	1
Stock dividends	22	16	12
Redenomination	(11)

Closing balance	862	851	832
Preference shares
Opening balance	823	823	823
Dematerialisation	(10)

Closing balance	813	823	823
Convertible preference shares
Opening balance	2	3	4
Conversion		(1)	(1)

Closing balance	2	2	3
Share premium account relating to Ordinary Shares
Opening balance	2,497	2,443	2,409
Exercised options and conversion	8	51	38
Conversion of convertible preference shares	3	19	8
Stock dividends	(22)	(16)	(12)

Closing balance	2,486	2,497	2,443
Share premium account relating to convertible preference shares
Opening balance	21	37	45
Conversion	(3)	(16)	(8)

Closing balance	18	21	37
General reserve and statutory reserve
Opening balance	8,376	7,982	6,988
Retained profit	1,810	1,074	1,320
Stock dividends	832	772	520
Goodwill	(3,186)	(1,453)	(814)
Redenomination	11
Other	7	1	(32)

Closing balance	7,850	8,376	7,982
Revaluation reserves
Opening balance	300	320	314
Revaluations	55	(20)	6

Closing balance	355	300	320
Exchange differences reserve
Opening balance	(326)	(424)	(639)
Currency translation differences	(150)	98	215

Closing balance	(476)	(326)	(424)
Treasury stock
Opening balance	(21)	(29)	(39)
Increase (decrease)	(102)	8	10

Closing balance	(123)	(21)	(29)

Total shareholders' equity	11,787	12,523	11,987

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT

(unless otherwise stated, all amounts are in millions of EUR)

1    Cash

        This item includes legal tender and demand deposits with central banks in countries in which the bank has a presence.

2    Short-dated government paper

        This item includes securities issued by public authorities, such as treasury paper, with original terms of two years or less, provided they can be refinanced with a central bank.

3    Banks (assets)

        This item includes receivables, including professional securities transactions, from credit institutions, central banks and multilateral development banks not already recognised in cash. Securitised receivables are included in interest-earning securities or shares.

4    Loans and credit risk

        This item includes amounts receivable in connection with loans, including professional securities transactions, insofar as they are not recognised in the item banks. Securitised receivables are included in interest-earning securities or shares.

        In granting facilities and loans, the bank incurs a credit risk, i.e. the risk that the receivable will not be paid. This is related primarily to the balance sheet items banks, loans and interest-earning securities, and to off-balance sheet items. Concentration of credit risk could result in a material loss for the bank if a change in economic circumstances were to affect a whole industry or country.

  Sector analysis of loans

	2001	2000
	(In Millions of EUR)
Public sector	14,114	15,000
Commercial	153,770	148,102
Retail	110,860	101,540
Professional securities transactions	71,055	58,842
Allowances for loan losses and sovereign risks	(4,469)	(4,218)

Loans	345,330	319,266

Collateral for private sector loans

        Collateral is frequently demanded in connection with lending operations. The following table analyses private sector loans by type of collateral. Unsecured loans also include loans for which the bank has the right to require collateral.

	2001	2000
	(In Millions of EUR)
Commercial
Public authority guarantees	3,866	6,932
Mortgages	20,575	22,615
Securities	2,605	3,246
Bank guarantees	2,941	5,606
Other types of collateral and unsecured	123,783	109,703

Total commercial loans	153,770	148,102

Retail
Public authority guarantees	3,030	6,392
Mortgages	83,798	74,496
Other types of collateral and unsecured	24,032	20,652

Total retail loans	110,860	101,540

  Commercial loans by industry

	2001	2000
	(In Millions of EUR)
Agriculture, mining and energy	9,379	10,436
Manufacturing	31,482	36,751
Construction and real estate	20,268	17,972
Wholesale and retail trade	20,990	21,387
Transportation and communications	18,371	12,894
Financial services	22,025	17,260
Business services	16,534	15,091
Education, health care and other services	14,721	16,311

Total commercial loans	153,770	148,102

  Loans per region

	2001	2000
	(In Millions of EUR)
Netherlands
Public sector	2,550	2,901
Commercial	54,329	53,734
Retail	75,847	67,635
Professional securities transactions	1,883	1,487

Total Netherlands	134,609	125,757

North America
Public sector	1,099	984
Commercial	51,658	46,229
Retail	25,353	23,580
Professional securities transactions	54,932	41,493

Total North America	133,042	112,286

Rest of the world
Public sector	10,465	11,115
Commercial	47,783	48,139
Retail	9,660	10,325
Professional securities transactions	14,240	15,862

Total Rest of the world	82,148	85,441

Total	349,799	323,484

  Movements in allowances for loan losses

	2001	2000	1999
	(In Millions of EUR)
Opening balance	4,195	4,458	4,116
Currency translation differences and other movements	(227)	233	178
Write-offs	(1,158)	(1,575)	(771)
Received after write-off	193	108	119

	3,003	3,224	3,642
Addition from net interest revenue	155	157	138
Addition from provision for loan losses	2,052	1,278	1,085
Transfer to provision for loan losses	(710)	(464)	(407)

Net increase	1,342	814	678

Closing balance	4,500	4,195	4,458

  Sovereign risk

        Loans and other exposures are often not restricted to the country in which the facility is extended, but also involve banks, public authorities and other clients in foreign countries, and are mostly denominated in foreign currencies. The total cross-border exposure is very substantial but relates mainly to OECD countries. An increased risk on these outstandings would arise if and insofar as government measures or extreme economic conditions in specific countries were to restrict debt servicing. Until 2000 additional cross-border risk allowances were applied in such circumstances. As from December 2000, however, the existing country provision method was replaced by a system of sovereign provisions.

        Under the new method only foreign currency debt of certain sovereigns is provisioned. The current value of US Treasury collateral issued as part of restructuring programmes is taken into account in determining actual sovereign risk allowances. A sovereign allowance is a kind of counterparty allowance, whereas a country risk allowance is a general allowance on the total exposure to a country.

  Analysis of sovereign risk and allowances at December 31, 2001

	Net Exposure	Risk Allowances
	(In Millions of EUR)
Central and Eastern Europe	249	62
Latin America and the Caribbean	745	230
Asia / Pacific	31	17
Other countries	55	36

Total	1,080	345

  Movements in sovereign risk allowances

	2001	2000	1999
	(In Millions of EUR)
Opening balance	272	533	494
Currency translation differences	12	36	74
Provision for loan losses	84	(197)	(25)
Other movements	(23)	(100)	(10)

Closing balance	345	272	533

        Allowances for sovereign risks and country risks, respectively, are charged to loans, banks and interest-bearing securities.

  Leasing

        Amounts included regarding finance lease agreements and the related present values, whereby the bank acts as lessor in a finance lease are:

	Minimum Lease Payments	Present Value
	(In Millions of EUR)
Within one year	347	338
After one year and within five years	998	891
After five years	328	251

Total	1,673	1,480

        The total of unearned finance income amounted to EUR 320 million. The unguaranteed residual values of the leased assets accruing to ABN AMRO amounted to EUR 179 million.

        Operationally leased assets totalled EUR 10,152 million, of which EUR 10,079 million related to vehicles, EUR 71 million to computer equipment and EUR 2 million to other.

  Other

        The item loans includes subordinated debt amounting to EUR 21 million (2000: EUR 22 million), as well as loans securitised by the bank amounting to EUR 10.6 billion in consideration of which debt paper issued is included in the balance sheet.

5    Securities

        The balance sheet items short-dated government paper, interest-earning securities and shares include the investment portfolios, the trading portfolios, securitised receivables such as treasury paper and commercial paper, and equity participations. Interest-earning securities forming part of an investment portfolio, which principally consist of central government bonds, serve as a liquidity buffer among others. The bank attempts to maximise the return on these instruments through a policy of active management. Equity investments held on a long-term basis are also included in the investment portfolios.

        The aforementioned balance sheet items can be analysed as follows:

	2001	2000
	(In Millions of EUR)
Investment portfolios	85,957	67,893
Trading portfolios	51,325	52,305
Short-dated government paper	3,126	5,579
Other bank paper	3,295	3,207
Other securities	6,145	5,957
Other	903
Equity participations	1,704	2,098

Total securities	152,455	137,039

        of which:

	Listed		Unlisted
	2001	2000	2001	2000
	(In Millions of EUR)
Public authority paper	63,077	37,765	13,435	23,097
Other interest-earning securities	18,643	20,968	40,506	37,422
Shares	14,054	14,686	2,740	3,101

Total securities	95,774	73,419	56,681	63,620

        Listed securities include all securities which are traded on any stock exchange. Third parties hold legal title to part of the securities included in the portfolios. This is related to securities sold with repurchase commitments (EUR 41,532 million, 2000: EUR 11,639 million) and securities lending transactions (EUR 62,943 million, 2000: EUR 5,947 million). In addition, ABN AMRO borrowed securities totalling EUR 37,730 million (2000: EUR 16,482 million). These securities are not shown in the balance sheet. The item interest-earning securities includes securities of a subordinated nature totalling EUR 308 million (2000: EUR 131 million) and non-subordinated interest-earning securities issued by group companies totalling EUR 826 million (2000: EUR 1,249 million).

        As part of its securities brokerage activities, the bank also trades in ABN AMRO shares. In addition, shares were repurchased on the stock exchange in connection with staff options granted, performance share plan and to cover positions with clients. At balance sheet date, the treasury stock position of group companies included 6.8 million ABN AMRO Holding N.V. Ordinary Shares. The corresponding amount of EUR 123 million has been deducted from reserves.

        An amount of EUR 19,815 million is scheduled for redemption in 2002.

  Investment portfolios

        The analysis below shows the book value and the fair value of ABN AMRO's investment portfolios. Fair value is based on quoted prices for traded securities and estimated market value for non-traded securities.

	2001			2000
	Book Value	Premiums or Discounts	Fair Value	Book Value	Premiums or Discounts	Fair Value
	(In Millions of EUR)
Dutch government	5,016	114	5,291	6,503	17	6,682
US Treasury and US government agencies	10,520	124	10,586	4,235	(21)	4,260
Other OECD governments	26,035	536	26,943	19,853	313	20,475
Mortgage-backed securities	26,415	98	26,478	21,559	(89)	21,558
Other interest-earning securities	13,121	(40)	13,364	10,288	(73)	10,462

Total interest-earning securities and short-dated government paper	81,107	832	82,662	62,438	147	63,437
Shares	4,850		4,850	5,455		5,455

Total investment portfolios	85,957		87,512	67,893		68,892

        The book value of the investment portfolios developed during 2001 as follows:

	Interest- Earning	Shares
	(In Millions of EUR)
Opening balance of banking business investment portfolio	59,465	1,668
Movements:
Purchases	97,848	1,341
Sales	(61,794)	(1,214)
Redemptions	(14,191)
Acquisitions/dispositions	(4,044)	(57)
Revaluations		(51)
Currency translation differences	2,658	3
Other	(270)	33

Closing balance of banking business investment portfolio	79,672	1,723
Closing balance of insurance business investment portfolio	1,435	3,127

Total investment portfolios	81,107	4,850

Revaluations included in closing balance		3
Diminutions in value included in closing balance		79

        Premiums and discounts on the investment portfolios are amortised. The purchase price of the investment portfolios, including unamortised amounts from replacement transactions, was EUR 148 million above the redemption value.

  Trading portfolios

        The following table analyses the composition of the trading portfolios.

	2001	2000
	(In Millions of EUR)
Dutch government	541	1,534
US Treasury and US government agencies	16,476	8,519
Other OECD governments	13,823	16,071
Other interest-earning securities	11,148	15,947

Total interest-earning securities	41,988	42,071
Shares	9,337	10,234

Total trading portfolios	51,325	52,305

  Other securities

        The following table analyses the book value and fair value of other securities.

	2001		2000
	Book Value	Fair Value	Book Value	Fair Value
	(In Millions of EUR)
Short-dated government paper	3,126	3,146	5,579	5,593
Other bank paper	3,295	3,295	3,207	3,207
Other debt securities	6,145	6,144	5,957	5,928

Total interest-earning securities	12,566	12,585	14,743	14,728
Shares and equity participations	2,607	2,449	2,098	2,065

Total other securities	15,173	15,034	16,841	16,793

	Within 1 Year		After 1 Year and Within 5 Years		After 5 Years and Within 10 Years		After 10 Years
	Amount	Yield (%)	Amount	Yield (%)	Amount	Yield (%)	Amount	Yield (%)
	(In Millions of EUR Except Percentages)
Dutch government	487	3.3	1,317	5.4	2,005	5.6	1,322	5.7
U.S. Treasury and U.S. government agencies	1,856	6.4	3,578	3.0	358	4.2	4,851	6.8
Other OECD governments	3,350	3.7	7,380	4.2	13,631	4.9	2,210	5.6
Mortgage-backed securities(1)	2,266	6.1	423	4.7	4,242	5.7	19,582	6.5
Other securities	1,580	9.8	5,576	12.1	3,361	4.8	2,564	7.5

Total amortized cost	9,539	5.8	18,274	6.5	23,597	5.1	30,529	6.5
Total market value	9,591		18,327		24,171		30,573

(1)
Maturity dates have been estimated based on historical experience.

6    Participating interests

        This item includes equity participations held on a long-term basis for the purpose of business operations.

	2001	2000
	(In Millions of EUR)
Credit institutions	1,152	916
Other participating interests	1,268	1,110

Total participating interests	2,420	2,026
Development:
Opening balance	2,026	1,884
Movements:
Purchases / increases	185	196
Sales / reductions	(118)	(202)
Revaluations	48	(4)
Other	279	152

Closing balance	2,420	2,026

Revaluations included in closing balance	50	2

        Participating interests with official stock exchange listings represented a book value of EUR 914 million (2000: EUR 629 million).

7    Property and equipment

	2001	2000
	(In Millions of EUR)
Property used in operations	3,456	3,376
Other property	1,907	1,533
Equipment	1,968	1,904

Total property and equipment	7,331	6,813

        At December 31, 2001 EUR 195 million of internally generated software is capitalized under equipment.

		Property
	Total	Used in Operations	Other	Equipment
	(In Millions of EUR)
Development:
Opening balance	6,813	3,376	1,533	1,904
Movements:
Purchases	1,611	346	277	988
Sales	(414)	(168)	(125)	(121)
Revaluations	1	1
Depreciation	(957)	(228)		(729)
Acquisitions/Dispositions	74	90	2	(18)
Other	203	39	220	(56)

	518	80	374	64

Accumulated amounts:
Replacement cost	10,702	4,681	1,910	4,111
Depreciation	(3,371)	(1,225)	(3)	(2,143)

Closing balance	7,331	3,456	1,907	1,968

Revaluations included in closing balance	152	149	3

        Legal title to property and equipment totalling EUR 119 million (2000: EUR 34 million) is held by third parties, of which EUR 52 million related to leasing transactions in which the bank acts as a lessee in a finance lease.

        Payables with respect to these finance lease agreements are:

Payables on Finance Lease Agreements
(In Million of EUR)
Within one year	24
After one year and within five years	28
Total	52

        Amounts received and to be received out of operating sub-leases are EUR 5 million and EUR 2 million respectively.

8    Other assets and other liabilities

        These items include those amounts which are not of an accrued or deferred nature or which cannot be classified with any other balance sheet item. This concerns, for example, current tax assets (2001: EUR 316 million) and current tax liabilities (2001: EUR 1,011 million), deferred tax assets (2001: EUR 936 million), options, servicing rights, precious metals and other goods, balances of payment transactions still to be settled, short securities positions and market value of interest rate and currency contracts as part of trading activities. Also included are options on behalf of customers (2001: EUR 352 million).

9    Prepayments and accrued income and accruals and deferred income

        These items include revenue and expenses recognised in the period under review but whose actual receipt or payment falls in a different period, as well as the total net difference between contract rates and spot rates on foreign exchange hedging operations.

10    Banks (liabilities)

        This item comprises debts, including amounts on account of professional securities transactions, to credit institutions, central banks and multilateral development banks.

11    Total client accounts

        This item includes total client balances held in current accounts, savings accounts and deposits, as well as debts on account of professional securities transactions and non-subordinated private loans.

	2001	2000
	(In Millions of EUR)
Savings accounts	84,345	80,980
Corporate deposits	87,838	77,722
Professional securities transactions	54,578	43,020
Other client accounts	85,603	77,827

Total client accounts	312,364	279,549

12    Debt securities

        This item includes non-subordinated debt and other negotiable interest-bearing debt securities.

	2001	2000
	(In Millions of EUR)
Debentures and notes	41,976	24,736
Cash notes, savings certificates and bank certificates	7,666	8,015
Certificates of deposit and commercial paper	22,853	27,532

Total debt securities	72,495	60,283

        The debentures are issued principally in the Dutch capital market and the Euromarket and are denominated mostly in euros and US dollars. The commercial paper programme is conducted mainly in the United States and is denominated in US dollars. The other debt securities are instruments used in markets in which ABN AMRO is active and are usually denominated in local currencies. At December 31, 2001, debt securities denominated in euros amounted to EUR 31,789 million and those denominated in US dollars to EUR 34,461 million.

        At December 31, 2001 the debentures and notes, originally issued in the Dutch capital market, included EUR 9,541 million of variable rate obligations. In addition, EUR 4,793 million of the debentures and notes had been converted into variable rate obligations through the use of asset-liability management derivative contracts. In comparison to previous years the debentures and notes (issued in the Dutch capital market) increased substantially as a result of the asset securitisation programs. The average interest rate on the debentures and notes, adjusted to reflect the effect of asset-liability management derivative contracts at year-end 2001, was 4.32%.

        Maturity analysis of debt securities

	2001	2000
	(In Millions of EUR)
Within one year	40,614	31,724
After one and within two years	5,276	3,385
After two and within three years	3,843	2,649
After three and within four years	2,794	2,532
After four and within five years	3,765	2,855
After five years	16,203	17,138

Total debt securities	72,495	60,283

13    Provisions

	2001	2000
	(In Millions of EUR)
Provision for deferred tax liabilities (see note 37)	741	1,391
Provision for pension commitments	242	252
Provisions for payments to non-active employees	279	251
Insurance fund liabilities	10,123	9,984
Restructuring provisions	519	837
Other provisions	768	707

Total provisions	12,672	13,422

        The provisions for payments to non-active employees relate to early retirement, total disability, contributions to medical expenses and other commitments. Insurance fund liabilities include the actuarial reserves and the premium and claims reserves of the group's insurance companies.

        More details regarding the restructuring provisions are given in note 38.

        Provisions are generally long-term in nature.

	Pension Commitments	Payments to Non-Active Employees	Restructuring	Other Provisions
	(In Millions of EUR)
Opening balance	252	251	837	707
Movements:
Additions from income statement	54	83	201	113
Expenses charged to provisions	(60)	(50)	(519)	(52)
Currency translation differences	8			(34)
Accruals and changes in discount rate		6
Acquisitions/dispositions (net)	(12)	(11)		34
Closing balance	242	279	519	768

14    Fund for general banking risks

        The fund for general banking risks covers general risks associated with lending and other banking activities. The fund is net of tax and forms part of tier 1 capital; it is maintained partly in currencies other than the euro.

	2001	2000
	(In Millions of EUR)
Opening balance	1,319	1,232
Movements:
Release to income statement		(32)
Tax on release		11

		(21)
Acquisitions	75
Disposition (EAB)	(53)
Currency translation differences	40	57
Other		51

Closing balance	1,381	1,319

15    Subordinated debt

        This item includes subordinated debentures, loans and preference shares which, according to the standards applied by the Dutch central bank, qualify for the consolidated capital adequacy ratio. It comprises debt subordinated to all other current and future liabilities of ABN AMRO Holding N.V. as well as borrowings of consolidated participating interests, including EUR 15,863 million raised by ABN AMRO Bank N.V. In general, early repayment, in whole or in part, is not permitted.

        The average interest rate on subordinated debt was 6.3%.

  Maturity analysis of subordinated debt

	2001	2000
	(In Millions of EUR)
Within one year	728	1,523
After one and within two years	148	703
After two and within three years	495	188
After three and within four years	1,489	487
After four and within five years	1,429	1,427
After five years	11,994	9,077
of which Perpetual	2,226	136
Preference shares qualifying as Tier 1 capital	2,562	925

Total subordinated debt	16,283	13,405

        Subordinated debt at December 31, 2001 was denominated in euros to an amount of EUR 8,165 million and in US dollars to an amount of EUR 7,912 million, and included EUR 3,789 million of variable rate obligations.

16    Shareholders' equity

	2001	2000	1999
	(In Millions of EUR)
Share capital	1,677	1,676	1,658
Reserves	10,233	10,868	10,358

	11,910	12,544	12,016
Treasury stock	(123)	(21)	(29)

Total shareholders' equity	11,787	12,523	11,987

        For further information reference is made to the section on changes in shareholders' equity.

  Share capital

        The authorised share capital of ABN AMRO Holding N.V. amounts to EUR 4,704,000,224 face value and consists of one hundred priority shares, four billion Ordinary Shares, one billion preference shares and one hundred million convertible preference shares, each of which is convertible into four Ordinary Shares.

        The issued and paid-up share capital is made up of the following numbers of shares:

Priority share (face value EUR 2.24)	1
Ordinary Shares (face value EUR 0.56)	1,542,297,858
Preference shares (face value EUR 2.24)	362,503,010
Convertible preference shares (face value EUR 2.24)	684,769

        On December 31, 2001, 6,764,904 Ordinary Shares were repurchased, 5,700,000 in connection with the share performance plan and 1,064,904 in connection with staff options granted.

        The preference shares are registered shares; the dividend has been fixed per January 1, 2001 at 5.55%. This percentage will be adjusted per January 1, 2011 in the manner stipulated in the articles of association.

        Dividend on convertible preference shares has been fixed at EUR 1.72 (rounded) per share per annum until the end of 2003. Holders of convertible preference shares can convert their shares into 2.7 million Ordinary Shares until October 31, 2003, on payment of EUR 0.79 (rounded) per Ordinary Share.

  Reserves

	2001	2000	1999
	(In Millions of EUR)
Share premium account	2,504	2,518	2,480
Revaluation reserves	355	300	320
Reserves prescribed by law and articles of association	258	207	205
General reserve	7,592	8,169	7,777
Exchange differences reserves	(476)	(326)	(424)
Other reserves	7,116	7,843	7,353

Total reserves	10,233	10,868	10,358

        The share premium account is regarded as paid-up capital for tax purposes.

        Due to dispositions and depreciation, EUR 173 million of the revaluation reserves is regarded as realised. The remaining part is regarded as a legal reserve. The expected stock dividend percentage (55%) for the final dividend was taken into consideration.

  Staff options

        Apart from Managing Board members and other top management, employees of ABN AMRO in The Netherlands are periodically offered the opportunity to acquire equity options whose value is related to the option exercise price. The exercise price of staff options is equal to the average of the highest and lowest Ordinary Share price quoted on the Euronext Amsterdam Exchanges on the date of grant. With effect of 2001, options granted to top management have a duration of seven years instead of a previous maximum of five years.

        However, the majority of the options is not exercisable during the first three years from the date of grant. Open periods have been established for senior management and other designated persons. This category of staff is not permitted to exercise its options outside the open periods, except on the expiration date and the preceding five working days, subject to certain conditions. In 2001, approximately 34,000 employees exercised the right to take equity options.

        In 1999, 2000 and 2001, the price of options exercised ranged from EUR 6.67 to EUR 24.32. If fully exercised, the options at year-end 2001 would have increased the number of Ordinary Shares by 50.7 million (see following analysis).

Year of Expiration	Staff Options (In Thousands)	Average Exercise Price (In EUR)	Low/high Exercise Price (In EUR)
2002	6,033	16.59	15.38 - 18.60
2003	13,956	22.56	17.28 - 23.52
2004	10,628	20.77	18.10 - 24.32
2005	5,677	21.17	17.95 - 24.11
2007	4,744	21.30	21.30
2008	9,620	22.74	22.34 - 23.14

Total	50,658	21.23	15.38 - 24.32

	2001		2000
	Staff Options (In Thousands)	Average Exercise Price (In EUR)	Staff Options (In Thousands)	Average Exercise Price (In EUR)
Movements:
Opening balance	42,016	20.46	34,306	19.32
Options granted to Managing Board members	550	23.14	482	21.30
Options granted to other top management	4,335	23.14	4,489	21.28
Other options granted	6,583	21.28	6,906	22.28
Options exercised	(2,524)	12.06	(4,008)	14.91
Options expired and forfeited	(302)	20.59	(159)	19.54

Closing balance	50,658	21.23	42,016	20.46

        To settle the options granted, with effect from January 1, 2001, ABN AMRO will each year make available new Ordinary Shares up to 1% of the issued Ordinary Shares. The total of outstanding options that will be settled through the issuance of new Ordinary Shares will not exceed 10% of the issued Ordinary Shares.

        To settle additional options granted above these limits, ABN AMRO will repurchase shares in the open market or hedge these options through derivative transactions. If all rights are fully exercised, shareholders' equity would increase by an amount of EUR 1,078 million.

        Deliveries on options exercised in 2001 were made from share repurchases on the date of grant (2,031,105 shares) and from new shares issued on the exercise date (492,950 shares).

        If ABN AMRO had based the cost of staff options granted in 2001 at the fair value of the options at the date of grant instead of the intrinsic value of the options, net profit and earnings per Ordinary Shares would have been EUR 66 million and EUR 0.04 lower respectively.

17    Minority interests

        This item comprises the share of third parties in the equity of subsidiaries and other group companies, as well as preferred stock issued to third parties by subsidiaries in the United States. The right to repayment of this preferred stock is in all cases vested in the issuing institution but repayment is also subject to approval of the supervisory authorities. If this right is not exercised, preference shares without fixed dividend entitlement qualify for a dividend step-up. In terms of dividend and liquidation rights, Trust preferred shares are comparable to ABN AMRO Holding N.V. preference shares.

	2001	2000	1999
	(In Millions of EUR)
Cumulative preference shares			109
Non-cumulative preference shares
Trust preferred shares with fixed dividend	2,834	2,689	2,488
Other shares with fixed dividend	458	480	547
Other shares with dividend step-up	321	1,027	1,209
Other minority interests	943	1,091	592

Total	4,556	5,287	4,945

	2001	2000	1999
	(In Millions of EUR)
Opening balance	5,287	4,945	3,530
Currency translation differences	244	413	556
Issue of preference shares			1,180
Acquisition/Disposition	(413)
Redemption/repurchase of preference shares	(415)	(528)
Other movements	(147)	457	(321)

Closing balance	4,556	5,287	4,945

18    Capital adequacy

        The standards applied by the Dutch central bank for the principal capital ratios are based on the capital adequacy guidelines of the European Union and the Basle Committee for Banking Supervision. These ratios compare the bank's total capital and tier 1 capital with the total of risk-weighted assets and off-balance sheet items and the market risk associated with the trading portfolios. The minimum requirement for the total capital ratio and tier 1 ratio is 8% and 4% respectively of risk-weighted assets.

        The following table analyses actual capital and the minimum standard in accordance with supervisory requirements.

	2001		2000
	Required	Actual	Required	Actual
	(In Millions of EUR Except Percentages)
Total capital	21,871	29,814	21,108	27,421
Total capital ratio	8.0%	10.91%	8.0%	10.39%
Tier 1 capital	10,935	19,224	10,554	19,010
Tier 1 capital ratio	4.0%	7.03%	4.0%	7.20%

19    Accounts with participating interests

        Amounts receivable from and payable to participating interests included in the various balance sheet items totalled:

	2001	2000
	(In Millions of EUR)
Banks (assets)	109	10
Loans	247	216
Banks (liabilities)	332	380
Total client accounts	27	48

20    Maturity

        Short-dated liabilities and demand deposits are generally matched by cash, assets that can be realised at short notice or lending operations as part of the interest rate risk policy. The balance sheet is already presented in descending order of liquidity. A number of items containing assets or liabilities with varying maturities are analysed in the table in this note. This analysis does not include liquid assets such as cash and short-dated government paper and the bond investment portfolios, which by their nature can be realised at short notice. In every country in which ABN AMRO is active, liquidity satisfies the standards imposed by the supervisory authorities.

  Maturity analysis (in billions of EUR)

	On Demand	≤ 3 Months	3 M-≤ 1 Yr	1 Yr-≤ 5 Yr	> 5 Yr
Banks (liabilities)	11	68	18	9	2
Savings accounts	55	19	6	4
Deposits and other client accounts (including professional securities transactions)	73	130	16	4	5
Debt securities		26	14	16	16
Subordinated debt			1	3	12
Banks (assets)	8	30	10	1	1
Loans	20	113	45	72	95

21    Currency position

        Of total assets and total liabilities, amounts equivalent to EUR 387 billion and EUR 375 billion respectively are denominated in currencies other than the euro. Positions arising from balance sheet items are generally hedged by foreign exchange contracts not included in the balance sheet. The actual currency positions arising out of the bank's proprietary foreign exchange dealing activities are of limited size. Capital invested in operations outside The Netherlands is largely funded in euros. Part of the resulting currency positions is used to offset movements in required capital for foreign-currency risk-bearing assets, which is also due to exchange rate fluctuations. Similar reasoning lies behind the policy of issuing preferred stock and subordinated debt in foreign currencies.

22    Collateral provided

        In connection with collateral provided for specific liabilities and off-balance sheet commitments, as well as for transactions in financial markets, specific assets are not freely available. This relates to cash (EUR 1.2 billion), securities (EUR 10.9 billion) and loans (EUR 26.3 billion). Collateral has been provided for liabilities included in the item total client accounts (EUR 14.4 billion).

23    Contingent liabilities

	2001	2000
	(In Millions of EUR)
Commitments with respect to guarantees granted	43,334	43,633
Commitments with respect to irrevocable letters of credit	4,379	5,291
Commitments with respect to recourse risks arising from discounted bills	71	120

	47,784	49,044

24    Derivatives

        Derivatives are financial instruments, the contracted or notional amounts of which are not included in the balance sheet either because rights and obligations arise out of one and the same contract, the performance of which is due after balance sheet date, or because the notional amounts serve merely as variables for calculation purposes. Examples of derivatives are forward exchange contracts, options, swaps, futures and forward rate agreements. The underlying value may involve interest rate, currency, commodity, bond or equity products or a combination of these. Derivatives transactions are conducted as a trading activity (also on behalf of clients) and as a hedge against ABN AMRO's own interest rate and currency exposure.

        The degree to which ABN AMRO is active in the respective markets or market segments is shown in the following analysis by means of notional amounts (including maturity profile based on remaining term). The notional amounts, however, give no indication of the size of the cash flows and the market risk or credit risk attaching to derivatives transactions.

        The market risk arises from movements in variables determining the value of derivatives, such as interest rates and quoted prices. The credit risk is the loss that would arise if a counterparty were to default. This is related, however, to the market risk since the extent of the credit risk is in part determined by actual and expected market fluctuations. In calculating the credit risk shown in the table below, netting agreements and other collateral have not been taken into consideration.

  Derivatives transactions (in billions of EUR)

		Notional Amounts
		< 1 Yr	1 Yr-< 5 Yr	> 5 Yr	Total	Credit Risk
Interest rate contracts
OTC	Swaps	428	543	409	1,380	26
	Forwards	181	6		187
	Options	72	150	64	286	2
Exchange-traded
	Futures	180	65		245
	Options	345	5		350
Currency contracts
OTC	Swaps	59	101	42	203	6
	Forwards	432	47	1	480	8
	Options	53	2		55	1
Exchange-traded
	Futures	2			2
	Options	2			2
Other contracts
OTC	Forwards/Swaps	2	2		4
	Options	12	16		28	2
Exchange traded
	Futures	5			5
	Options	14	7		21

Total derivatives		1,787	944	516	3,248	45

        The tables below give an indication of the notional amounts and (average) market values of the principal types of trading portfolio contracts and hedging portfolio contracts (i.e. contracts entered into as part of the bank's interest rate and exchange rate policies). Intercompany transactions between hedging and trading portfolios have not been eliminated from the figures.

  Trading portfolio derivatives transactions in 2001

				Average Market Value
		Market Value
	Notional Amounts
		Positive	Negative	Positive	Negative
	(In Millions of EUR)
Interest rate contracts
Swaps	1,524,582	27,889	25,284	23,198	18,754
Forwards	187,310	167	92	159	130
Options purchased	302,039	2,665		1,891
Options sold	339,350		2,505		1,724
Futures	229,559

Total interest rate contracts	2,582,840	30,721	27,881	25,248	20,608

Currency contracts
Swaps	199,913	6,415	2,475	5,938	6,510
Forwards	488,541	8,172	6,488	8,933	7,933
Options purchased	24,975	566		506
Options sold	28,770		3,420		592
Futures	1,140

Total currency contracts	743,339	15,153	12,383	15,377	15,035

Other contracts
Equity options purchased	24,811	2,005		198
Equity options sold	24,925		3,252		974
Other equity and commodity contracts	8,938	280	79	990	1,072

Total other contracts	58,674	2,285	3,331	1,188	2,046

        Trading portfolio derivatives transactions in 2000

				Average market value
	Notional Amounts	Market value Positive
			Negative	Positive	Negative
	(In Millions of EUR)
Interest rate contracts
Swaps	1,011,770	16,697	14,419	14,653	13,112
Forwards	124,040	127	153	128	131
Options purchased	153,403	1,670		1,678
Options sold	164,725		1,910		2,078
Futures	134,682

Total interest rate contracts	1,588,620	18,494	16,482	16,459	15,321

Currency contracts
Swaps	130,275	5,586	7,262	5,736	6,404
Forwards	451,718	11,587	9,856	11,209	9,412
Options purchased	26,588	655		598
Options sold	30,115		616		559
Futures	1,312

Total currency contracts	640,008	17,828	17,734	17,543	16,375

Other contracts
Equity options purchased	30,564	1,222		1,954
Equity options sold	39,107		2,877		3,480
Other equity and commodity contracts	8,977	56	166	90	125

Total other contracts	78,648	1,278	3,043	2,044	3,605

  Hedging portfolio derivatives transactions

	2001			2000
		Market Value			Market Value
	Notional Amounts			Notional Amounts
		Positive	Negative		Positive	Negative
	(In Millions of EUR)
Interest rate contracts
Swaps	226,865	2,885	4,197	125,138	2,295	2,377
Forwards	4,224	2	3	4,598	2	2
Options purchased	6,356	61		19,788	338
Futures	15,196			6,266

Total interest rate contracts	252,641	2,948	4,200	155,790	2,635	2,379

Currency contracts
Swaps	5,642	62	291	12,148	300	275
Forwards	21,465	413	284	16,000	295	223
Options purchased	933	9		6,107	103

Total currency contracts	28,040	484	575	34,255	698	498

  Derivatives and capital adequacy requirements

        In determining the capital adequacy requirement, both existing and future credit risk is taken into account. To this end the current potential loss, i.e. the positive replacement value based on market conditions at balance sheet date, is increased by a percentage of the relevant notional amounts, depending on the nature and remaining term of the contract. This method takes into account the possible adverse development of the positive replacement value during the remaining term of the contract. The analysis below shows the resulting credit equivalent, both unweighted and weighted for the counterparty risk (mainly banks). The figures allow for the downward impact of netting agreements and other collateral on risk exposure and capital adequacy.

  Credit equivalent (in billions of EUR)

	2001	2000
Interest rate contracts	38.7	25.4
Currency contracts	31.1	30.6
Other contracts	4.5	4.3

	74.3	60.3
Effect of contractual netting	41.1	27.1

Unweighted credit equivalent	33.2	33.2
Weighted credit equivalent	10.0	9.7

25    Memorandum items

        Apart from the memorandum items stated, non-quantified guarantees have been given for the bank's securities custody operations, for interbank bodies and institutions and for participating interests. Collective guarantee schemes are applicable to group companies in various countries. Furthermore, statements of liability have been issued for a number of group companies.

        Legal proceedings have been initiated against ABN AMRO in a number of jurisdictions, but on the basis of information currently available, and having taken counsel with legal advisers, the Managing Board is of the opinion that the outcome of these proceedings is unlikely to have a material adverse effect on the consolidated financial position and the consolidated operations of ABN AMRO.

        For 2002, investment in property and equipment is estimated at EUR 1.4 billion, of which ABN AMRO is already committed to an amount of EUR 210 million.

        Though ABN AMRO has sold a part of its loan portfolio, partly through credit-enhanced or non-credit enhanced securitisation, it still holds legal title to some of these loans. In most cases these loans are also serviced by ABN AMRO. Besides, the bank services loans granted by other institutions. The table below states the outstandings at December 31, 2001.

(In Millions of EUR)
Legal title to loans sold	616
Loans serviced for third parties	147,992
Loans sold with credit enhancement	2,993

        Future rental commitments at 31 December 2001 for long-term lease contracts were as follows:

(In Millions of EUR)
2002	300
2003	282
2004	258
2005	234
2006	216
Years after 2006	928

26    Net interest revenue

        This item comprises interest revenue from loans, investments, other lending, interest expense on borrowings by ABN AMRO and client accounts, as well as the results from interest rate and foreign exchange contracts entered into for hedging purposes. Also included is other revenue from loans. Interest revenue from interest-earning securities amounted to EUR 6,624 million (2000: EUR 6,621 million). Interest expense on subordinated debt totalled EUR 961 million (2000: EUR 816 million).

27    Revenue from securities and participating interests

        This item includes the share in net profit or loss of participating interests on which ABN AMRO exercises a significant influence. Also included are dividends received from shares and other participating interests, as well as the results from sales of shares from the investment portfolio and investments in participating interests insofar as these are not treated as value adjustments to financial fixed assets.

	2001	2000	1999
	(In Millions of EUR)
Revenue from shares and equity participations	75	130	119
Revenue from participating interests	380	321	238

Total revenue from securities and participating interests	455	451	357

28    Net commissions

        This item includes revenue from securities brokerage, domestic and international payments, asset management, insurance, guarantees, leasing and other services. Amounts paid to third parties are shown as commission expense.

	2001	2000	1999
	(In Millions of EUR)
Securities brokerage	1,674	2,405	1,710
Payment services	1,394	1,385	1,176
Asset management and trust	885	712	560
Insurance	202	212	176
Guarantees	158	163	139
Leasing	179	158	123
Other	722	845	571

Total commissions	5,214	5,880	4,455

29    Results from financial transactions

        This includes results from securities trading, foreign exchange dealing and derivatives transactions. The category other includes trading in LDC debt securities, currency translation differences on investments—other than those included in tangible fixed assets—in branches, subsidiary and participating interests in hyper-inflationary countries and results from private equity positions.

	2001	2000	1999
	(In Millions of EUR)
Securities trading	787	426	417
Foreign exchange dealing	486	570	499
Derivatives transactions	502	508	371
Other	(223)	65	87

Total result from financial transactions	1,552	1,569	1,374

30    Other revenue

        This includes revenue from property development, other revenue from leasing activities and results from the insurance companies forming part of the group. The insurance companies achieved the following results:

	Life	Non-life
	(In Millions of EUR)
Net premium income	1,596	518
Investment income	(66)	73
Insurance expenses	(1,411)	(467)

Total result of insurance companies	119	124

31    Staff costs

	2001	2000	1999
	(In Millions of EUR)
Salaries (including bonuses, etc.)	5,981	5,754	4,516
Pension costs	208	187	140
Social insurance and other staff costs	1,464	1,519	1,112

Total staff costs	7,653	7,460	5,768

Average number of employees (headcount):
Netherlands	36,630	38,476	36,976
Foreign countries	75,576	74,916	71,713

Total average number of employees (headcount)	112,206	113,392	108,689

32    Other administrative expenses

        This item includes office overhead, automation costs, advertising costs and other general expenses.

        ABN AMRO also leases premises and space in other buildings for its principal activities. The leases generally are renewable and provide for payment of rent and certain other occupancy expenses. Total rent expense for all contracts amounted to EUR 373 million in 2001, EUR 341 million in 2000 and EUR 262 million in 1999.

33    Depreciation

        This item is made up of depreciation of buildings and equipment.

34    Provision for loan losses

        This item includes provisions for uncollectable outstandings.

35    Addition to the fund for general banking risks

        This item includes the addition to or release from the fund, management's intention being to maintain the fund at a level equal to approximately 0.5% of risk weighted total assets.

36    Value adjustments to financial fixed assets

        Financial fixed assets include the bond and equity investment portfolios and participating interests on which the bank does not exercise an influence. Diminutions in value of the bond investment portfolio may relate to a permanent deterioration of the debtor's quality. These diminutions in value and the diminutions in value below the purchase price of shares and participating interests on which no influence is exercised, together with amounts released in respect of earlier diminutions in value, are included in this item. Results from dispositions below purchase price are likewise treated as diminutions in value.

37    Taxes

        The overall effective tax rate decreased from 28.0% in 2000 (including restructuring charge 26.7%) to 27.6% in 2001 (including sale of EAB and restructuring charge 21.4%).

	2001	2000	1999
Dutch tax rate	35.0%	35.0%	35.0%
Effect of tax rate in foreign countries	(5.1)%	(2.5)%	(1.3)%
Effect of tax-exempt revenue in The Netherlands	(2.0)%	(4.1)%	(3.1)%
Other	(0.3)%	(0.4)%	0.5%

Effective tax rate on operating profit	27.6%	28.0%	31.1%

	2001	2000	1999
	(in millions of EUR)
The Netherlands	197	270	438
Foreign	749	753	882

	946	1,023	1,320

         Taxes amounted to EUR 946 million, including EUR 105 million (2000: EUR 187 million) in deferred tax liabilities. The total amount of taxation credited directly to shareholders' equity during the year amounted to EUR 406 million.

        The provision for deferred tax liabilities relates to tax liabilities that will arise in the future owing to the difference between the book value of specific assets and liabilities and their valuation for tax purposes. The following analysis shows deferred tax liabilities and assets.

	2001	2000
	(In Millions of EUR)
Deferred tax liabilities
Buildings	241	256
Pensions and other post-retirement and post-employment arrangements	324	228
Derivatives	118	165
Leases and similar financial contracts	470	490
Servicing rights	497	383
Other	803	570

Total	2,453	2,092

Deferred tax assets
Allowances for loan losses	215	274
Investment portfolios	88	31
Carry-forward losses of foreign operations	708	639
Restructuring charge	42	134
Tax credits	682	301
Other	1,224	658

Deferred tax assets before valuation allowances	2,959	2,037
Less: valuation allowances	311	276

Deferred tax assets after valuation allowances	2,648	1,761

        Deferred tax assets and liabilities are discounted to their net present value on the basis of net interest where the original term of the temporary difference is longer than five years. The nominal value of deferred tax assets amounts to EUR 2,770 million and of deferred tax liabilities amounts to EUR 2,558 million. For discounted deferred tax assets the net interest rate applied as a discount factor is 7.8% and the average remaining life is nine years. For discounted deferred tax liabilities, the net interest rate applied as a discount factor is 4% and the average remaining life is 20 years.

        Deferred tax assets are recognised, to the extent possible, net of a valuation allowance. The main component of the valuation allowance relates to tax carry forward losses. The amount of deferred tax assets, likely to be recovered within one year, is EUR 381 million.

        At December 31, 2001 carry forward losses of foreign operations expire as follows:

(In Millions of EUR)
2002	45
2003	205
2004	321
2005	120
2006	125
Years after 2006	1,419

Total	2,235

        ABN AMRO considers a significant portion of it's approximately EUR 4.5 billion in distributable invested capital to be permanently invested. If such capital were distributed no foreign income taxes would be required to be paid. The estimated impact of foreign withholding tax is EUR 135 million.

38    Extraordinary result

        The sale of EAB in 2001 resulted in an extraordinary profit of EUR 962 million.

        In 2000 the Managing Board authorised a restructuring reserve of EUR 900 million in order to realise the new strategy and reorganisation into the Strategic Business Units. At the end of 2001 the composition and number of employees in The Netherlands that would opt for the voluntary departure scheme or early retirement scheme were finalized resulting in an additional charge of EUR 147 million. Because of the non-recurring character of these schemes the costs are treated as extraordinary expenses.

        Main elements of the charge relate to:

	2001	2000
	(In Millions of EUR)
Staff reduction	147	530
Write-off of assets		120
Other costs		250

Total	147	900

39    Minority interests

        This item comprises the share of third parties in results from subsidiaries and other group companies, as well as dividends on preferred stock issued by subsidiaries in the United States.

	2001	2000	1999
	(In Millions of EUR)
Dividends on preference shares	217	245	209
Other minority interests	35	59	151

Total minority interests	252	304	360

40    Earnings per Ordinary Share

        Basic earnings per share is computed by dividing income available to ordinary shareholders by the weighted average number of Ordinary Shares outstanding. Diluted earnings per Ordinary Share include the determinants of basic earnings per Ordinary Share and, in addition, the effect arising should all outstanding rights to Ordinary Shares be exercised. The computation of basic and diluted earnings per share are presented in the following table.

	2001	2000
	(In Millions of EUR)
Net profit	3,230	2,498
Dividends on preference shares	46	79

Net profit attributable to ordinary shareholders	3,184	2,419
Dividends on convertible preference shares	1	1

Fully diluted net profit	3,185	2,420
Weighted average number of Ordinary Shares outstanding (in thousands)	1,515.2	1,482.6
Dilutive effect of staff options (in thousands)	1.9	6.6
Convertible preference shares (in thousands)	2.7	3.2
Performance share plan (in thousands)	2.9

Diluted number of Ordinary Shares (in thousands)	1,522.7	1,492.4
Basic earnings per share incl. extraordinary revenue (in EUR)	2.10	1.63
Fully diluted earnings per share incl. extraordinary revenue (in EUR)	2.09	1.62
Basic earnings per share excl. extraordinary items (in EUR)	1.53	2.04
Fully diluted earnings per share excl. items (in EUR)	1.52	2.02

41    Segment information

        In order to reflect the revised operating structure of ABN AMRO the segment information presented here is restated. It is impracticable to provide comparable 1999 segment information due to the change in structure and absence of comparable information. The following tables give an analysis by operating segment. For the purpose of this analysis, net turnover represents total revenue before interest expense and commission expense. Indirect overheads have been allocated to the operating segments.

	Net Turnover			Total Revenue
	2001	2000	1999	2001	2000	1999
	(In Millions of EUR)
Consumer & Commercial Clients	24,294	31,225		10,203	10,026
Wholesale Clients	15,828	11,778		6,193	6,394
Private Clients & Asset Management	1,970	2,738		1,419	1,451
Corporate Center	1,414	410		249	(30)

	43,506	46,151	35,681	18,064	17,841	14,975
ABN AMRO Lease Holding	830	800	713	770	628	552

Total	44,336	46,951	36,394	18,834	18,469	15,527

	Operating Profit Before Taxes			Risk-Weighted Total Assets
	2001	2000	1999	2001	2000	1999
	(In Millions of EUR)
Consumer & Commercial Clients	2,347	2,605		158,141	157,385
Wholesale Clients	328	1,114		95,171	88,451
Private Clients & Asset Management	270	458		6,529	5,942
Corporate Center	441	399		3,530	2,973

	3,386	4,576	4,122	263,371	254,751	238,439
ABN AMRO Lease Holding	227	149	128	10,016	9,102	7,935

Total	3,613	4,725	4,250	273,387	263,853	246,374

	Total Liabilities			Total Depreciation
	2001	2000	1999	2001	2000	1999
	(In Millions of EUR)
Consumer & Commercial Clients	240,177	217,168		657	659
Wholesale Clients	275,797	249,376		225	207
Private Clients & Asset Management	42,005	37,981		40	46
Corporate Center	18,184	16,462		3

	576,163	520,987	436,255	925	912	777
ABN AMRO Lease Holding	4,857	4,372	4,697	32	29	23

Total	581,020	525,359	440,952	957	941	800

42    Managing Board and Supervisory Board

        The following tables summarise financial data concerning current and former members of the Managing Board and Supervisory Board.

	Managing Board		Supervisory Board
	2001	2000	2001	2000
Remuneration (× EUR 1,000)	14,641	13,029	617	592
ABN AMRO staff options (outstanding)	1,853,786	1,341,076	181,389	181,389	(1)
ABN AMRO shares (owned)	46,943	44,902	13,311	50,714
Loans (outstanding × EUR 1,000)	13,942	12,379	12,264	10,884

(1)
Balance of the options granted to Mr. P.J. Kalff during his membership of the Managing Board.

        Of the overall remuneration of the Managing Board, EUR 8.7 million is related to salaries and bonuses. The analysis below provides information on salary and bonus of individual Board members. For the year 2001, the bonus was tied to the development of economic profit instead of the growth of earnings per share. This change was made in an attempt to create more variability as well as a closer link to the performance of ABN AMRO. In addition the total remuneration reflects the accrual of EUR 4.9 million in severence compensation to the three departing members of the Managing Board.

  Remuneration of the Managing Board (in thousands of EUR)

	2001			2000
	Salary	Bonus	Total	Salary	Bonus	Total
R.W.J. Groenink	889	356	1,245	641	908	1,549
R.W.F. van Tets	635	127	762	568	805	1,373
J.M. de Jong	635	286	921	568	805	1,373
W.G. Jiskoot	635	127	762	568	805	1,373
R.G.C. van den Brink	635	127	762	568	805	1,373
T. de Swaan	635	254	889	568	805	1,373
J. Ch. L. Kuiper	635	286	921	568	665	1,233
C.H.A. Collee(1)	635	286	921	331	235	566
S.A. Lires Rial(1),(2)	635	127	762	331	470	801
H.Y. Scott-Barrett(1),(2)	635	127	762	331	470	801
P.J. Kalff				243	344	587

(1)
The salaries and bonuses in 2000 of Messrs Collee, Lires Rial and Scott-Barrett are the amounts earned since their appointment to the Board on June 1, 2000.

(2)
Besides their salaries, Messrs Lires Rial and Scott-Barrett received a foreigner allowance of EUR 454,000 in 2001 and EUR 265,000 each in 2000.

        In addition to the above emoluments, the Managing Board members are also granted, as part of the overall remuneration package, options on ABN AMRO shares and conditional share awards. The analysis below provides information on option holdings of the Managing Board as a whole and of the individual Board members. The conditions governing the options are stated in note 16. Effective January 1, 2001 the Managing Board received an individual conditional share award under Share Performance Plan of 70,000 shares (chairman 98,000 shares). The conditions governing the exact number of shares to vest are set by the Selection and Remuneration Committee of the Supervisory Board.

	2001		2000
	Options Held by Managing Board	Average Exercise Price (in EUR)	Options Held by Managing Board	Average Exercise Price (in EUR)
Movements:
Opening balance	1,341,076	19.44	865,343	17.30
Options granted	552,710	23.14	482,124	21.30
Options exercised	(40,000)	10.16	(109,745)	13.64
Movement former and/or newly appointed members			103,354	22.46

Closing balance	1,853,786	20.74	1,341,076	19.44

	Opening Balance	Average Exercise Price (in EUR)	Granted	Average Exercise Price (in EUR)	Exercised	Average Exercise Price (in EUR)	Closing Balance	Average Exercise Price (in EUR)	Last Year of Expiration
R.W.J. Groenink	171,139	19.45	55,271	23.14			226,410	20.35	2008
R.W.F. van Tets	221,925	17.57	55,271	23.14	40,000	10.16	237,196	20.12	2008
J.M. de Jong	141,139	20.32	55,271	23.14			196,410	21.11	2008
W.G. Jiskoot	180,710	19.22	55,271	23.14			235,981	20.14	2008
R.G.C. van den Brink	180,710	19.22	55,271	23.14			235,981	20.14	2008
T. de Swaan	100,710	20.03	55,271	23.14			155,981	21.13	2008
J.Ch.L. Kuiper	88,000	20.28	55,271	23.14			143,271	21.38	2008
C.H.A. Collee	85,743	20.24	55,271	23.14			141,014	21.37	2008
S.A. Lires Rial	95,000	20.30	55,271	23.14			150,271	21.34	2008
H.Y. Scott-Barrett	76,000	20.46	55,271	23.14			131,271	21.59	2008

  ABN AMRO Ordinary Shares held by members of the Managing Board(1)

	2001	2000
R.W.F. van Tets	41,243	39,448
W.G. Jiskoot	1,287	1,232
J. Ch. L. Kuiper	2,519	2,410
H.Y. Scott-Barrett	1,894	1,812

Total	46,943	44,902

(1)
No preference shares or convertible preference shares were held by any Board member.

        The analysis below provides information on remuneration of individual members of the Supervisory Board. Besides the Chairman, the Vice Chairman and the members of the Audit Committee members of the Supervisory Board receive the same remuneration, which depends on the period of membership during the year. The members of the Supervisory Board are not entitled to emoluments in the form of ABN AMRO shares or options on ABN AMRO shares.

        Remuneration of the Supervisory Board (in thousands of EUR)

	2001	2000
A.A. Loudon	54	54
H.B. van Liemt	45	41
W. Overmars	38	32
R.J. Nelissen(1)	16	32
W. Dik	41	38
J.M.H. van Engelshoven(1)	16	32
R. Hazelhoff(1)	16	36
S. Keehn(2)	32	32
C.H. van der Hoeven	38	36
M.C. van Veen	38	41
A. Burgmans	38	41
D.R.J. Baron de Rothschild	32	32
Mrs L.S. Groenman	41	38
Mrs T.A. Maas-de Brouwer	32	21
P.J. Kalff	32	21
F.H. Fentener van Vlissingen(3)		19

(1)
Messrs Nelissen, Van Engelshoven and Hazelhoff retired on May 10, 2001.

(2)
Besides his remuneration Mr Keehn received an attendance fee of EUR 40,000.

(3)
Mr Fenterer van Vlissingen, Vice-chairman of the Supervisory Board, retired on May 10, 2000.

43    Cash flow statement

        The cash flow statement gives details of the source of liquid funds which became available during the year and the application of the liquid funds over the course of the year. The cash flows are analysed into cash flows from operations/banking activities, investment activities and financing activities. Liquid funds include cash in hand, net credit balances on current accounts with other banks and net demand deposits with central banks. Movements in loans, total client accounts and interbank deposits are included in the cash flow from banking activities. Investment activities comprise purchases, sales and redemptions in respect of investment portfolios, as well as investments in and sales of participating interests, property and equipment. The issue of shares and the borrowing and repayment of long-term funds are treated as financing activities. Movements due to currency translation differences as well as the effects of the consolidation of acquisitions, where of material significance, are eliminated from the cash flow figures.

	2001	2000	1999
	(In Millions of EUR)
Cash	17,932	6,456	6,806
Bank balances (debit)	6,286	11,247	7,069
Bank balances (credit)	(10,565)	(1,598)	(1,404)

Liquid funds	13,653	16,105	12,471

Movements:
Opening balance	16,105	12,471	7,686
Cash flow	(2,041)	3,530	4,154
Currency translation differences	(411)	104	631

Closing balance	13,653	16,105	12,471

          Interest paid amounted to EUR 26,583 million; tax payments totalled EUR 538 million.

          Dividends received from participating interests totalled EUR 37 million in 2001, EUR 28 million in 2000 and EUR 37 million in 1999.

          The following table analyses movements resulting from acquisitions and dispositions.

	2001	2000	1999
	(In Millions of EUR)
Amounts paid/received in cash and cash equivalents on acquisitions/dispositions	4,956	2,347	1,352
Net movement in cash and cash equivalents	(21)	55	(3)
Net movement in assets and liabilities:
Banks	92	29	6
Loans	13,369	16,542	1,305
Securities	(4,002)	42	122
Other assets	2,818	1,211	75

Total assets	12,277	17,824	1,508

Subordinated debt		136
Banks	(4,991)	10,551	41
Saving accounts	(3,798)
Total client accounts	13,315	4,038	1,220
Debt securities	(497)	2,930
Other liabilities	7,696	1,188	76

Total liabilities	11,725	18,843	1,337

44    Fair value of financial instruments

        Fair value is the amount at which a financial instrument could be exchanged in transactions between two parties, other than in a forced sale or liquidation, and is best reflected by a quoted market price, if available. Most of ABN AMRO's assets, liabilities and off-balance sheet items are financial instruments. Wherever possible, market rates have been used to determine fair values.

        However, for the majority of financial instruments, principally loans, deposits and OTC derivatives, fair values are not readily available since there is no market where these instruments are traded. For these instruments estimation techniques have been used. These methods are subjective in nature and involve assumptions, such as the period the financial instruments will be held, the timing of future cash flows and the discount rate to be applied. As a result, the approximate fair values presented below may not be indicative of the net realisable value. In addition, the calculation of approximate fair values is based on market conditions at a specific point in time and may not reflect future fair values.

        The approximate fair values as stated by financial institutions are not mutually comparable due to the wide range of different valuation techniques and the numerous estimates. The lack of an objective valuation method entails that approximate fair values are highly subjective. Therefore, readers should exercise caution in using the information disclosed in this note for comparing the consolidated financial position of ABN AMRO with that of other financial institutions.

	December 31, 2001		December 31, 2000
	Book Value	Fair Value	Book Value	Fair Value
	(In Millions of EUR)
Assets (incl. Off-balance sheet items)
Cash	17,932	17,932	6,456	6,456
Short-dated government paper(1)(2)	12,296	12,320	11,199	11,209
Banks	49,619	49,654	48,581	48,602
Loans to public sector	14,100	14,116	14,974	15,033
Loans to private sector—commercial loans and professional securities transactions	220,869	222,899	203,317	204,498
Loans to private sector—retail	110,361	112,299	100,975	102,493
Interest-earning securities(1)(3)	123,365	124,915	108,053	109,027
Shares(4)	16,794	16,636	17,787	17,754
Derivatives	44,504	45,684	35,122	36,018

Total	609,840	616,455	546,464	551,090

Liabilities (incl. Off-balance sheet items)
Banks	107,841	108,091	101,510	101,540
Savings accounts	84,345	84,957	80,980	81,143
Corporate deposits	88,579	88,399	79,283	79,103
Other client accounts	139,440	137,979	119,286	119,286
Debt securities	72,496	72,169	60,283	60,582
Subordinated debt	16,283	16,648	13,405	13,586
Derivatives	41,369	42,592	34,741	35,315

Total	550,352	550,835	489,488	490,555

(1)
Book values of short-dated government paper and interest-earning securities are equal to amortised cost increased by premium (discount).
(2)
Of which EUR 7,371 million was included in the trading portfolio at December 31, 2001.
(3)
Of which EUR 34,617 million was included in the trading portfolio at December 31, 2001.
(4)
Of which EUR 9,337 million was included in the trading portfolio at December 31, 2001.

45    Shareholders' Equity and Net Profit under U.S. GAAP

        The consolidated Financial statements of ABN AMRO are prepared in accordance with accounting principles generally accepted in The Netherlands (Dutch GAAP) which vary in certain significant respects from those generally accepted in the United States (U.S. GAAP). The following is a summary of the adjustments to net profit and shareholders' equity that would have been required if U.S. GAAP had been applied instead of Dutch GAAP in the preparation of the Consolidated Financial statements.

Dutch GAAP	U.S. GAAP

Goodwill and other Acquired intangibles
Goodwill including other acquired intangibles arising from acquisitions of subsidiaries and participating interests is charged against shareholders' equity.
Goodwill represents the excess of the purchase price of investments in subsidiaries and participating interests over the estimated market value of net assets at acquisition date. Generally, goodwill is amortised on a straight line basis over twenty years. Other acquired intangibles, such as the value of purchased core deposits, client lists and contractual rights are amortised over their respective useful lives, not exceeding fifteen years. Under SFAS 142 "Goodwill and Other Intangible Assets" goodwill and intangible assets deemed to have indefinite lives will no longer be amortised but will be subject to annual impairment tests. Other intangible assets will continue to be amortised over their respective useful lives. SFAS 142 became effective for fiscal years beginning after December 15, 2001 and immediately for any goodwill and intangible assets acquired after June 30, 2001.
Fund for General Banking Risks

In addition to specific allowances for loan losses and country risk, Dutch banks maintain a fund for general banking risks. This Fund is net of taxes and covers general risks associated with lending and other banking activities, which may include risks of loan losses. The level of the fund for general banking risks is based on management's evaluation of the risks involved. The Fund is part of group capital.	The fund for general banking risks is considered to be a general allowance for loan losses. The level of the Fund is adequate for absorbing all inherent losses in loans.

Dutch GAAP	U.S. GAAP

Debt Restructuring
Assets, including debt instruments, acquired as part of a debt restructuring, such as Brady bonds, are recorded at net book value (after deduction of specific allowances) of the disposed debt.
Assets, including debt instruments, acquired as part of a debt restructuring, such as Brady bonds, are recorded at estimated market value at the date of the restructuring. Differences between book value and market value are recorded as a charge-off or recovery on the restructured loan.
Investment Portfolio Securities

Bonds and similar debt securities included in the investment portfolios (other than securities on which a large part or all of the interest is settled on redemption) are stated at redemption value less any diminution in value deemed necessary. Premiums and discounts at acquisition, accounted for as deferred items, are amortized and reported as interest over the term of the debt securities. Net capital gains realized prior to maturity date in connection with replacement operations are recognized as deferred interest and amortized over the term of the investment portfolio. Shares held in the investment portfolio are stated at market value. Movements in value, net of tax, are taken to a separate revaluation reserve. If the revaluation reserve is insufficient to absorb a decline in value, this amount will be charged to the income statement as value adjustments to financial fixed assets.
All bonds and similar debt securities included in the investment portfolio are classified as "available for sale". SFAS 115 requires that investment securities available for sale, which are those securities that may be sold prior to maturity as part of asset/liability management or in response to other factors, are stated at market value. Unrealized gains and losses together with gains and losses on designated derivatives are reported, net of taxes, in a separate component of shareholders' equity. Realized gains and losses are recognized into income on trade date. All shares are classified as "available for sale" and stated at market value with unrealized gains and losses reported in a separate component of shareholders' equity, net of taxes, unless a decline in value is judged to be other than temporary. In that case, the cost basis is written down and the amount of the write down is charged to the income statement.
Property

Bank premises, including land, are stated at current value based on replacement costs and fully depreciated on a straight-line basis over their useful lives with a maximum of fifty years. Value adjustments, net of tax, are credited or charged to a separate revaluation reserve.	Bank premises are stated at cost and fully depreciated on a straight-line basis over their useful lives.
Pension Costs

Pensions have been established in accordance with the regulations in the applicable countries. Costs of plans are accounted for using actuarial computations of current compensation levels, taking into account the return achieved by the pension funds in excess of the actuarial interest rate.
SFAS 87 prescribes actuarial computations based on current and future compensation levels taking into account the market value of the assets of the pension funds and current interest rates. ABN AMRO adopted SFAS 87 as of January 1, 1994.

Dutch GAAP	U.S. GAAP

Post-Retirement Benefits
The expected costs of post-retirement benefits are only provided for upon retirement. The calculations are based on actuarial computations.	SFAS 106 requires accrual of the expected cost of providing post retirement health care benefits to an employee and the employee's beneficiaries and covered dependants, during the year that an employee renders services.
Post-Employment Benefits
Post-employment benefits are those benefits provided to former or inactive employees, their beneficiaries and covered dependents after employment but before retirement. The cost of these benefits are provided for early-retirement and disability-related benefits upon termination of services. Incentivized, other early leave arrangements are accounted for on a pay-as-you-go basis.	Under SFAS 112 all contractual benefits after employment but before retirement are recognized when the employee's services have been rendered, the rights have vested and the obligation is probable and quantifiable.
Employee Incentive Plans
Under Dutch GAAP conditional employee incentive plans are expensed over the vesting period.	Under US GAAP conditional employee incentive plans are expensed on the vesting date.
Contingencies
In certain situations liabilities can be set up for expenditures that will be incurred in the future.	Criteria for setting up liabilities are more stringent and include amongst others that a liability be incurred at the date of the financial statements for such costs.

Dutch GAAP	U.S. GAAP

Derivatives Used for Hedging Purposes
Derivatives which are used to manage the overall structural interests rate exposure and which are not designated to specific assets, liabilities or firm commitments are accounted for on an accrual basis. Therefore, changes in the fair value of the positions are not recorded. The periodic cash flows are recorded in income as incurred.	For the year ended December 31, 2000, US GAAP required that derivatives which are not designated to hedge specific assets, liabilities or firm commitments should be carried at fair value with changes in fair value included in income as they occur.
For the year ended December 31, 2001, SFAS 133 "Accounting for Derivative Instruments and Hedging Activities" is applicable. Under this Statement all derivatives are recognised as either assets or liabilities and measured at fair value. If the derivative is a hedge, changes in fair value of a designated derivative that is highly effective as a fair value hedge along with the change in fair value of the corresponding asset, liability or firm commitment attributable to the hedged risk, are included directly in earnings. Changes in fair value of a designated derivative that is highly effective as a cash flow hedge are included in equity and reclassified into earnings in the same period during which the hedged forecasted cash flow affects earnings. Ineffectiveness if any is reflected directly in earnings.

Dutch GAAP	U.S. GAAP

Mortgage Servicing Rights
All mortgage servicing rights are carried at the lower of initial carrying value, adjusted for amortisation, or fair value. Mortgage servicing rights are amortised in proportion to, and over the period of, net estimated servicing income.	The core accounting policies for mortgage servicing rights are consistent with Dutch GAAP. However, with the adoption of SFAS 133, the carrying amount of servicing rights under US GAAP does not include deferred gains and losses on derivative hedges realised subsequent to January 1, 2001. Under US GAAP the components of the carrying amount of servicing rights include their unamortised cost, the SFAS 133 basis adjustment arising from fair value hedging of servicing rights and swap and option hedges at fair value. The basis for determining the fair value of mortgage servicing rights is consistent with Dutch GAAP.
The carrying amount or book basis of servicing rights includes the unamortised cost of servicing rights, deferred realised gains and losses on derivative hedges, valuation reserves and unamortised option premiums on outstanding hedges. The fair value of servicing rights is determined by estimating the present value of future net cash flows, taking into consideration market loan prepayment speeds, discount rates, servicing costs and other economic factors. The fair value of hedges is also included in evaluating possible impairment.
Internal use software
Dutch GAAP adopted IAS 38 as of January 1, 2001. IAS 38 requires capitalisation of certain internal as well as external costs incurred in connection with developing or obtaining software for internal use.	US GAAP requires capitalisation of certain internal as well as external costs incurred in connection with developing or obtaining software for internal use. Qualifying software costs are capitalised and amortised over the estimated useful life of the software. ABN AMRO adopted this statement as of January 1, 1999.
Deferred Tax
Deferred tax assets and liabilities are recorded on a discounted basis.	Under SFAS 109 both deferred tax assets and liabilities are established on a nominal basis for all temporary differences, using enacted tax rates. Deferred tax assets, of which realisation is dependent on taxable income of future years, are assessed as to likely realisation and a valuation allowance provided, if necessary.

Dutch GAAP	U.S. GAAP

Dividend Payable
Shareholders' equity is reported after profit appropriation. Dividends proposed by the Managing and Supervisory Boards are reported as a current liability.	Dividends are reported as a part of Shareholders' equity until paid or approved by the General Shareholders' Meeting.

  Recent developments

        The Financial Accounting Standards Board issued the following statements:

    •
    SFAS 141: "Business Combinations" became effective for ABN AMRO for all business combinations subsequent to June 30, 2001. Under this Statement, all business combinations are accounted for using the purchase method of accounting. The Statement eliminates the pooling-of-interests method of accounting for business combinations and establishes specific criteria for recognition of intangible assets separately from goodwill.

    •
    SFAS 142: "Goodwill and Intangible Assets" became effective for ABN AMRO January 1, 2002. For goodwill and intangible assets acquired subsequent to June 30, 2001 the Statement became immediately effective. Under this Statement, goodwill and intangible assets with indefinite useful lives are no longer amortised but rather tested for impairment at least annually. Other intangible assets will continue to be amortised. EUR 508 million of amounts previously recognised as goodwill related to acquisitions in the first half of 2001 were reclassified as intangible assets subject to amortisation in future periods. Application of the non-amortisation provisions of the statement is expected to reduce non-interest expense by approximately EUR 495 million, resulting in an increase in net income of approximately EUR 461 million in 2002 as compared to 2001. SFAS 142, as part of its adoption provisions requires a transitional impairment test to be applied to all goodwill and other indefinite-lived intangible assets within the first half of 2002. We have not had a chance to complete our assessment but initial impairment equal to approximately EUR 150 million, or EUR 100 million after tax, has been identfied.

    •
    SFAS 143: "Accounting for Asset Retirement Obligations" was issued in August 2001. SFAS 143 requires an entity to record a liability for an obligation associated with the retirement of an asset at the time the liability is incurred by capitalising the cost as part of the carrying value of the related asset and depreciating it over the remaining useful life of the asset. The Statement is effective for ABN AMRO beginning January 1, 2003, and its adoption is not expected to have a material impact on ABN AMRO's results of operations, financial position or liquidity.

    •
    SFAS 144: "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of", was issued in October 2001 and addresses how and when to measure impairment on long-lived assets and how to account for long-lived assets that an entity plans to dispose of either through sale, abandonment, exchange, or distribution to owners. The new Statement requires expected future operating losses from discontinued operations to be recorded in the period in which the losses are incurred rather than the measurement date. Under SFAS 144, more dispositions may qualify for discontinued operations treatment in the income statement. SFAS 144 became effective for ABN AMRO January 1, 2002 and is not expected to have a material impact on ABN AMRO's results of operations, financial position or liquidity.

  Reconciliation

        The following table summarizes the significant adjustments to ABN AMRO's consolidated shareholders' equity and net profit which would result from the application of U.S. GAAP.

	Shareholders' Equity		Net Earnings
	2001	2000	2001	2000	1999
	(In Millions of EUR Except Share Data)
Shareholders' equity and net profit under Dutch GAAP	11,787	12,523	3,230	2,498	2,570
Goodwill and Acquired Intangible Assets	8,801	6,492	(1,112)	(422)	(343)
Debt restructuring	(130)	(111)	—	—	—
Investment portfolio securities	1,445	1,102	129	(131)	83
Property	(152)	(151)	12	21	13
Pension costs	(551)	(244)	(307)	(196)	(98)
Post-retirement benefits	(91)	(72)	(19)	(17)	(14)
Post-employment benefits	(23)	(29)	6	9	8
Employee incentive plans	79		98
Contingencies	52	880	(826)	741	(69)
Derivatives	278	122	(51)	232	(453)
Mortgage servicing rights	(97)	—	(97)	—	—
Sale of participation	—	—	(57)	—	—
Internal use software	213	340	(127)	183	157
Deferred tax liabilities	(862)	(411)	(51)	(48)	(32)
Taxes	(251)	(673)	518	(300)	129
Dividends	358	454		—	—
Shareholders' equity and net profit under U.S. GAAP	20,856	20,222	1,346	2,570	1,951
Shareholders' equity per share under U.S. GAAP	13.04	12.92
Basic earnings per share under U.S. GAAP			0.86	1.68	1.29
Diluted earnings per share under U.S. GAAP			0.85	1.67	1.28

Notes to the Adjustments to Consolidated Net Profit and Shareholders' Equity

  (a)
  Goodwill and Acquired Intangible Assets

        The gross amount of goodwill and other acquired intangibles before amortization amounts to EUR 11,049 million. If facts and circumstances indicate that unamortised goodwill and other acquired intangibles may be impaired, a review is made to determine what amount, if any, is recoverable. If this review indicates that goodwill will not be recoverable, as determined based on the estimated undiscounted cash flows of the entity acquired over the remaining amortization period, the carrying amount of the goodwill is reduced by the estimated shortfall of cash flows. In 2001, additional amortisation of EUR 451 million has been expensed as a result of impairment.

        The major movements in the goodwill against shareholders' equity were the acquisitions of Michigan National Corporation, Alleghany Asset Management and ING Barings. The impact on earnings includes EUR 521 million amortisation of goodwill and EUR 140 million amortisation of incentive payments.

        The following acquisitions were made in 2001, 2000 and 1999 and were accounted for using the purchase method.

Acquired Companies	% Acquired	Consideration	Total Assets(1)	Acquisition Date
	(In Millions of EUR Except Percentages)
2001(2):
Michigan National Corporation	100	3,145	13,585	April 2, 2001
Alleghany Asset Management	100	887	119	February 1, 2001
ING Barings	100	310	16,074	May 1, 2001
Banque Générale du Commerce	49	59	—	December 20, 2001
Banco do Estado de Paraiba S.A.	99.7	35	275	November 9, 2001
Marignan Investissements S.A.	100	75	309	July 4, 2001
Mellon Credit Business	100	30	855	June 22, 2001
2000:
Bouwfonds	100	1,211	16,284	February 21, 2000
Dial Group	100	451	1,548	June 21, 2000
Kwang Hua	88	147	48	June 7, 2000
Forvaltning ASA	100	104	26	Augustus 31, 2000
Banco ABN AMRO Real(4)	95	212	—	Various dates in 2000
Fidelity Leasing(3)	100	68	615	July 1, 2000
Atlantic Mortgage Investment Corp.	100	69	516	January 14, 2000
BlueStone Capital Partners	25	65	—	March 27, 2000
Banca Antoniana Populare Veneta(5)	4	66	—	Various dates in 2000
Banca di Roma(6)	10	45	—	September 5, 2000
Olympian New York Corporation(3)	100	22	160	April 7, 2000
American National Land Trust	100	19	2	March 31, 2000
1999:
Banca di Roma(7)	10	739	—	April 15, 1999
Banco Real(8)	70	395	—	Various dates in 1999
Bank of America (Consumer banking activities in Taiwan, Singapore and India)	100	84	1,508	Various dates
Banca Nazionale Agricoltura	6	58	—	August 1, 1999
Interbanca	4	28	—	November 1, 1999
Asia Securities Trading(9)	40	14	—	September 1, 1999

(1)
Effect of total assets acquired on the Consolidated Balance Sheet.

(2)
Goodwill paid on these acquisitions has been charged directly to shareholders' equity for Dutch GAAP purposes.

(3)
These companies were acquired by European American Bank and consequently were disposed of as part of the sale of European American Bank.

(4)
As a consequence of the merger between ABN AMRO Brazil and Banco Real, the interest increased from 70% to 88%. In addition, the Bank acquired a 7% interest in 2000 totaling 95% at December 31, 2000.
(5)
The Bank acquired a 2.5% interest in 2000 (in addition to a 1.0% interest acquired before 2000 and partly through the exchange of its share in Banca Nazionale Agricultura).
(6)
The Bank acquired a 0.6% interest in 2000 (in addition to the 9.7% interest acquired in 1999).
(7)
This is a purchase of a participating interest of totaling 9.7% at December 31, 1999.
(8)
The Bank acquired a 32% interest in 1999 (in addition to the 38% interest acquired in 1998).
(9)
The Bank acquired a 5% interest in 1999 (in addition to minority interest of 35.5% acquired in 1997).
(b)
Investment Portfolio, Securities

        The reconciliation item consists of the difference between the amortized cost and the fair market value of interest-earning securities included in the investment of EUR 630 million (2000: EUR 852 million), after adjusting for EUR 815 million (2000: EUR 250 million) of unrecognized gains on sales of investment securities.

        In the income statement, the differences in the applicable year consist of realized gains from sales of interest-earning securities minus the amortization under Dutch GAAP and the charge or release as value adjustments to financial fixed assets of shares if the revaluation reserve under Dutch GAAP is insufficient to absorb a temporary decline in value.

        Realized gains and losses from sales of securities in the investment portfolio, are computed using the specific identification method. Gross realized gains on sales of interest-earning securities in the investment portfolio, in 1999 were calculated at EUR 706 million and gross realized losses from such sales in 1999 were calculated at EUR 320 million. Gross realized gains on sales of interest-earning securities in the investment portfolio, in 2000 were calculated at EUR 651 million and gross realized losses from such sales in 2000 were calculated at EUR 499 million. Gross realized gains on sales of interest-earning securities in the investment portfolio, in 2001 were calculated at EUR 947 million and gross realized losses from such sales in 2001 were calculated at EUR 642 million.

  (c)
  Pension Costs

        Personnel employed in The Netherlands are entitled to pension benefits which, unless otherwise waived, supplement State-provided social security benefits. Effective January 1, 2000 the pension plan has been revised from a final pay system to a system based on average salaries during the years of service. In addition, the standard retirement age has been changed from 65 to 62. Benefits for retired employees or their beneficiaries are subject to a yearly adjustment based on the increase of compensation according to the ABN AMRO Labour Agreement.

        Most of the plans are administered by separate pension funds or third parties/life insurance companies. The funding policy of the plans is consistent with the requirements in The Netherlands.

        The retirement plan in the United States is a noncontributory defined benefit plan covering substantially all employees. Benefits for retired employees or their beneficiaries of the plans are based primarily on years of service and on the employee's highest average base compensation for the five consecutive years of employment in the 10 years preceding retirement/termination.

        Assumptions used in the pension computation as at December 31 were:

	2001	2000	1999
	(In Percentages)
Average discount rate
The Netherlands	5.8	5.3	5.3
Foreign countries	7.0	7.0	7.0
Average compensation increase
The Netherlands	3.0	3.0	3.0
Foreign countries	6.0	6.0	6.0
Average expected rate of return on assets
The Netherlands	7.0	7.0	7.0
Foreign countries	8.5	8.5	8.5

        In accordance with SFAS 87, the excess of plan assets over projected benefit obligation, as of January 1, 1994, the transition date, is recognized as a part of periodic pension costs on a prospective basis. In accordance with SFAS 88 a EUR 99 million curtailment charge is expensed related to the restructuring in The Netherlands. The following table presents the components of the net periodic pension costs:

	2001	2000	1999
	(In Millions of EUR)
Net periodic pension costs
Service cost	388	375	321
Interest cost	427	395	327
Expected return on plan assets	(498)	(489)	(427)
Net amortization of prior service costs	66	66	0
Curtailment	99	0	0
Net amortization and deferral	2	1	3

Net periodic pension costs under U.S. GAAP	484	348	224
Net periodic pension costs under Dutch GAAP	177	152	126

Additional pension costs	307	196	98

        The following table presents the change in benefit obligations of the plans under SFAS 87.

	2001	2000
	(In Millions of EUR)
Projected benefit obligation at beginning of the year	7,842	7,220
Service costs	388	375
Interest cost	427	395
Plan participants	6	5
Actuarial (gain)/loss	(456)	66
Benefits paid	(313)	(283)
Plan amendments	0	0
Settlements/curtailments	(132)	0
Acquisitions	131	0
Currency translation effect	42	64

Projected benefit obligation at end of the year	7,935	7,842

        The following table presents the change in plan assets of the plans under SFAS 87.

	2001	2000
	(In Millions of EUR)
Fair value of plan assets at beginning of the year	6,976	6,858
Actual return of plan assets	(377)	168
Plan participants	6	5
Employer's contribution	157	139
Benefits paid	(297)	(283)
Settlements/curtailments	(19)	0
Acquisitions	157	0
Currency translation effect	39	89

Fair value of plan assets at end of the year	6,642	6,976

        The following table presents the funded status of the plans under SFAS 87.

	2001	2000
	(In Millions of EUR)
Funded status	(1,293)	(866)
Unrecognized net actuarial (gain)/loss	1	(85)
Unrecognized prior service cost	499	664

Accrued benefit cost	(793)	(287)

        The unrecognized prior service cost refers to the additional projected benefit obligation resulting from the revised pension plan for employees in The Netherlands, effective January 1, 2000. The amount will be amortized on a straight-line basis over the average term of service for employees. For plans in The Netherlands, the accumulated benefit obligation exceeded plan assets by EUR 256 million at December 31, 2001. At year-end 2000 plan assets were in excess of the accumulated benefit obligation by EUR 1 million.

  (d)
  Post-Retirement Benefits

        ABN AMRO provides certain health care benefits for eligible retirees. SFAS 106 was adopted as at January 1, 1994. In accordance with SFAS 106, the transition liability for accumulated post-retirement benefits as at January 1, 1994, the transition date, is recognized as a part of periodic post-retirement benefit costs on a prospective basis and amortized over a 20-year period. Assumptions used in the computation of the post-retirement obligations as at December 31 were:

	2001	2000	1999
	(In Percentages)
Average discount rate
The Netherlands	5.8	5.3	5.3
Foreign countries	7.0	7.0	7.0
Average health care cost trend rate
The Netherlands	5.0	4.0	4.0
Foreign countries	6.0	9.0	9.0

        The following table presents the components of net periodic post-retirement benefit cost.

	2001	2000	1999
	(In Millions of EUR)
Net periodic post-retirement benefit cost
Service cost	13	13	13
Interest cost	20	18	15
Net amortization and deferral	6	8	6
Net periodic cost under U.S. GAAP	39	39	34
Net periodic cost under Dutch GAAP	20	22	20

Additional net periodic post-retirement benefit cost	19	17	14

        The following table presents the change in post-retirement benefit obligations of the plans under SFAS 106.

	2001	2000
	(In Millions of EUR)
Projected benefit obligation at beginning of the year	354	298
Service costs	13	13
Interest cost	20	18
Actuarial loss	107	31
Benefits paid	(15)	(13)
Settlements/curtailments	(29)	0
Acquisitions	61	0
Currency translation effect	2	7

Projected benefit obligation at end of the year	513	354

        The following table presents the change in plan assets of the plans under SFAS 106.

	2001	2000
	(In Millions of EUR)
Fair value of plan assets at beginning of the year	13	17
Actual return of plan assets	(2)	(2)
Employer's contribution	9	8
Benefits paid	(2)	(13)
Currency translation effect	1	3

Fair value of plan assets at end of the year	19	13

        The following table presents the funded status of the plans under SFAS 106.

	2001	2000
	(In Millions of EUR)
Funded status	(494)	(341)
Unrecognized net actuarial loss	176	81
Unrecognized prior service cost	5	3
Unrecognized transition obligation	38	48

Accrued benefit cost	(275)	(209)

        Increasing the assumed health care cost trend rate by 1% in each year would change the accumulated post-retirement benefit obligation as of December 31, 2001 by approximately EUR 89 million and would change the net periodic post-retirement benefit cost of 2001 by EUR 11 million.

        Decreasing the assumed health care cost trend rate by 1% in each year would change the accumulated post-retirement benefit obligation as of December 31, 2001 by approximately EUR 74 million and would change the net periodic post-retirement benefit cost of 2001 by EUR 10 million.

  (e)
  Contingencies

        U.S. GAAP does not permit provisions for contingencies, which are permitted under Dutch GAAP. Accordingly, the following amounts have been reversed in the U.S. GAAP reconciliation.

	2001	2000	1999
	(In Millions of EUR)
Restructuring provision	(793)	793	—
Adaptation of computer systems for introduction Euro and year 2000		(45)	(56)
Litigation and removals	(33)	(7)	(13)

Total	(826)	741	(69)

  (f)
  Derivatives

        ABN AMRO engages in derivatives activities both for trading purposes and for non-trading purposes. The adoption of SFAS 133 does not impact those derivatives used for trading purposes, as these derivatives are already reported at fair value with changes in fair value recognized in earnings. The adoption of SFAS 133 requires that derivatives used for non-trading purposes are accounted for at fair value effective January 1, 2001. SFAS 133 also requires that certain embedded derivatives, which had previously not been recognized separately from their host instruments, be separated and reported on the balance sheet at fair value and be subject to the same rules as other derivatives in determining the accounting in earnings.

        Outside of the United States, ABN AMRO has entered into certain derivatives for non-trading purposes for which ABN AMRO has chosen not to adopt hedge accounting under SFAS 133. Although these derivatives qualified for hedge accounting prior to the adoption of SFAS 133 and are considered effective as economic hedges, they have been accounted at fair value and the changes in fair value are recognized in earnings. The earnings impact related to these derivatives upon the initial adoption of SFAS 133 on January 1, 2001 is included in the transition adjustment.

        ABN AMRO has chosen to adopt hedge accounting in the United States for derivatives held for non-trading purposes which met the criteria for hedge accounting. These derivatives are reported at fair value upon adoption of SFAS 133. Changes in the fair value of a designated derivative that is highly effective as a fair value hedge along with the change in fair value of the corresponding asset, liability or firm commitment attributable to the hedged risk, are included directly in earnings. Changes in the fair value of a designated derivative that is highly effective as a cash flow hedge are included in equity and reclassified into earnings in the same period during which the hedged forecasted cash flow affects earnings. Ineffectiveness if any is reflected directly in earnings.

        The transition impact of SFAS 133 is a credit of EUR 118 million on shareholders' equity and a loss of EUR 31 million on net earnings. Additionally, ABN AMRO recognised directly in earnings losses of EUR 1 million during the year ended December 2001, for cash flow hedges that have been discontinued because the forecasted transaction did not or will not occur. Lastly, ABN AMRO expects to reclassify EUR 36 million of net gains (losses) from equity to earnings during the next twelve months.

  (g)
  Mortgage Servicing Rights

        The reconciling difference of EUR 97 million from Dutch GAAP to U.S. GAAP relates mainly to a difference in the charge to the impairment reserve for servicing rights required under Dutch GAAP as compared to U.S. GAAP. The impairment reserve required under U.S. GAAP is higher than under Dutch GAAP due to the different basis for determining the carrying amount of servicing rights under SFAS 133. Also included in the EUR 97 million is a difference arising from the amortisation of servicing rights. Under U.S. GAAP the amortisation to earnings includes amortisation of the SFAS 133 basis adjustment in addition to amortisation of the initial costs of servicing rights. Under Dutch GAAP, the amortisation to earnings includes amortisation of deferred derivative gains and losses realised subsequent to January 1, 2001, which are not included in the amortisation to earnings for U.S. GAAP.

  (h)
  Sale of Participation

        The reconciling loss of EUR 57 million is due to the book value of participations on sale, including components of other comprehensive income, being determined on a different basis under Dutch GAAP as compared with U.S. GAAP.

  (i)
  Deferred Tax

        In accordance with SFAS 109, the components of the net U.S. GAAP deferred tax liability are as follows:

	2001	2000
	(In Millions of EUR)
Deferred tax liabilities
Investment Securities	371	316
Property	302	317
Post-employment benefits	92	108
Derivatives	216	207
Leasing and other financing constructions	470	490
Servicing rights	463	383
Restructuring Charge		144
Other	930	813

Total deferred tax liabilities	2,844	2,778

Deferred tax assets
General allowance for loan losses(1)	744	710
Tax losses foreign entities	731	708
Restructuring charge	42	—
Tax credits	682	301
Specific allowances for loan losses	215	274
Other	590	425

Total deferred tax assets before valuation allowance	3,004	2,418
Less: valuation allowance	334	345

Deferred tax assets less valuation allowance	2,670	2,073

Total net deferred tax liability under U.S. GAAP(2)	174	705

(1)
This amount represents the tax effect of the gross up of the Fund for general banking risks which is considered to be a general allowance for loan losses for U.S. GAAP purposes.

(2)
Of which EUR 369 million (2000: EUR (374) million) is a consequence of differences between Dutch GAAP and U.S. GAAP.

        ABN AMRO considers a significant portion of its approximately EUR 4.5 billion in distributable invested capital to be permanently invested. If such capital were distributed no foreign taxes would be required to be paid on such earnings. The estimated impact of foreign withholding tax is EUR 135 million.

  (j)
  Impairment of loans

        SFAS 114 requires loans to be measured for impairment when it is probable that principal and/or interest will not be collected in accordance with the contractual terms of the loan agreement. Total impaired loans of ABN AMRO are those reported as doubtful loans and amounted to EUR 8,601 million at December 31, 2001 (2000: EUR 7,863 million). Total impaired loans averaged EUR

7,722 million and EUR 8,232 million during 2000 and 2001, respectively. Of the total doubtful loans of EUR 8,601 million at December 31, 2001, EUR 6,322 million (2000: EUR 5,863 million) have aggregate specific allowances for loan losses of EUR 4,500 million (2000: EUR 4,195 million) and EUR 2,279 million (2000: EUR 2,000 million) have no specific allowances for loan losses. Doubtful loans included accruing loans (loans on which ABN AMRO continues to charge interest which is included in interest revenue) of EUR 2,742 million at December 31, 2001 (2000: EUR 2,741 million). Having compared the value of the impaired loans calculated in accordance with SFAS 114 with the carrying value under Dutch GAAP, no adjustments were required. Net interest revenue recognized in 2001 on impaired loans amounted to EUR 216 million (2000: EUR 255 million), and interest revenue not recognized in 2001 on impaired loans amounted to EUR 311 million (2000: EUR 308 million).

  (k)
  Accounting for Stock-Based Compensation

        SFAS 123, "Accounting for Stock-Based Compensation", establishes financial accounting and reporting standards for stock-based compensation plans. ABN AMRO elected to continue accounting for stock-based employee compensation plans in accordance with Accounting Principles Board Opinion No. 25, as SFAS 123 permits. If ABN AMRO had based the cost of staff options granted in 2001 at the fair value of the options at the date of grant instead of the intrinsic value of the options, net profit and earnings per Ordinary Shares would have been EUR 66 million and EUR 0.04 lower respectively.

  (l)
  Accounting for Collateral and Securitisations and Transfers

        SFAS 140: "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". ABN AMRO considers the impact of accounting for securitisations and transfers under SFAS 140 to be insignificant to its financial position and net income. The book value of inventory under repurchase agreements where the counterparty has the ability to sell or repledge collateral amounts to EUR 13.4 billion. The fair value of collateral accepted that can be sold or repledged in connection with securities borrowing and reverse repurchase agreements amount to EUR 140 billion of which EUR 89 billion has been sold or repledged as of the balance sheet date.

  (m)
  Consolidated Balance Sheet and Income Statement Adjusted for U.S. GAAP

Consolidated Balance Sheet before Profit Appropriation including Significant U.S. GAAP Adjustments

	2001	2000
	(In Millions of EUR)
Assets
Cash	17,932	6,456
Short-dated government paper	12,296	11,199
Banks	49,619	48,581
Professional securities transactions	71,055	58,842
Loans	278,775	264,619
Less: Allowance for credit losses	(6,625)	(6,224)

Net Loans	272,150	258,395
Interest-bearing securities	123,865	108,334
Shares	16,794	21,094
Participating interests	2,420	2,026
Property and equipment	7,392	7,002
Goodwill and other acquired intangible assets	8,801	6,492
Other assets	21,344	15,797
Prepayments and accrued interest	11,188	11,917

	614,856	556,135

Liabilities
Banks	107,843	101,510
Professional securities transactions	54,578	43,020
Total customer accounts	257,786	236,529
Debt securities	72,495	60,283
Other liabilities	55,825	48,770
Accruals and deferred income	11,534	14,081
Provisions	13,100	13,028

	573,161	517,221
Subordinated debt	16,283	13,405
Minority interests	1,722	2,598
Guaranteed preferred beneficial interest in subsidiaries(1)	2,834	2,689
Shareholders' equity	20,856	20,222

Total liabilities and shareholders equity	614,856	556,135

(1)
Guaranteed preferred beneficial interest in subsidiaries represents the 7.5% Noncumulative Guaranteed Trust Preferred Securities and the 7.125% Noncumulative Guaranteed Trust Preferred Securities (the "Trust Preferred Securities") issued respectively by ABN AMRO Capital Funding Trust I and ABN AMRO Capital Funding Trust II (the "Trusts"), indirect wholly-owned subsidiaries of ABN AMRO Holding. The sole assets of the Trusts are Noncumulative Guaranteed Class B Preferred Securities (the "Class B Preferred Securities") of ABN AMRO Capital Funding LLC I and ABN AMRO Capital Funding LLC II, indirect wholly-owned subsidiaries of ABN AMRO Holding, and the maturities and interest on the Class B Preferred Securities match those of the Trust Preferred Securities. The Trust Preferred Securities and the Class B Preferred Securities pay interest quarterly in arrears and are redeemable only upon the occurrence of certain events specified in the documents governing the terms of those securities. Subject to limited exceptions, the earliest date that the Class B Preferred Securities can be redeemed is September 30, 2003 with respect to ABN AMRO Capital Funding Trust I and April 1, 2004 with respect ABN AMRO Capital Funding Trust II. The Trust Preferred Securities and the Class B Preferred Securities are each subject to a full and unconditional guarantee of ABN AMRO Holding. In terms of dividend and liquidation rights, the Trust Preferred Securities are comparable to ABN AMRO Holding preference shares.

Consolidated Income Statement including Significant U.S. GAAP Adjustments.

	2001	2000	1999
	(In Millions of EUR)
Revenue
Interest revenue	34,837	36,985	28,724
Interest expense	24,923	27,832	20,375
Net interest revenue	9,914	9,153	8,349
Provision for loan losses	1,426	585	633

Net interest revenue after provision for loan losses	8,488	8,568	7,716
Revenue from securities and participating interests	1,360	451	357
Commission revenue	5,793	6,529	4,947
Commission expense	579	649	492

Net commissions	5,214	5,880	4,455
Results from financial transactions	1,501	1,812	921
Net gains from available for sales securities	281	152	386
Other revenue	1,426	1,165	654

Total non interest revenue	9,782	9,460	6,773

Total revenue	18,270	18,028	14,489

Expenses
Staff costs	7,875	7,664	5,872
Other administrative expenses	6,261	4,777	3,953

Administrative expenses	14,136	12,441	9,825
Depreciation	945	920	787
Amortization of goodwill	1,112	422	343

Operating expenses	16,193	13,783	10,955
Operating profit before taxes	2,077	4,245	3,534
Taxes	479	1,371	1,223

Group profit after taxes	1,598	2,874	2,311
Minority interests	252	304	360

Net profit	1,346	2,570	1,951

  (n)
  Comprehensive Income

        Effective January 1, 1998, ABN AMRO adopted Statement 130 "Reporting Comprehensive Income", which establishes rules for the reporting and display of comprehensive income and its components. Its components and accumulated other comprehensive income amounts for the three-year period ended December 31, 2001 are summarized as follows:

	Currency Translation Adjustment	Unrealized Gains in Investment Portfolios	Cash Flow Hedges	Accumulated Other Comprehensive Income	Comprehensive Income
	(In Millions of EUR)
Balance December 31, 1998	(448)	1,020		572
Net Income					1,951
Currency translation adjustment (net of EUR 50 million tax expense)	409			409
Unrealized gains arising during the year (net of EUR 647 million tax credit)		(1,224)		(1,224)
Less: reclassification adjustment for gains realized in net income (net of EUR 135 million tax expense)		(251)		(251)
Other comprehensive income					(1,066)
Comprehensive income					885
Balance December 31, 1999	(39)	(455)		(494)
Net Income					2,570
Currency translation adjustment (net of EUR 31 million tax credit)	219			219
Unrealized gains arising during the year (net of EUR 331 million tax expense)		646		646
Less: reclassification adjustment for gains realized in net income (net of EUR 53 million tax expense)		(99)		(99)
Other comprehensive income					766
Comprehensive income					3,336
Balance December 31, 2000	180	92		272
Comprehensive Income					1,346
Currency translation adjustment (net of EUR 66 million tax credit)	(166)			(166)
Unrealized gains arising during the year (net of EUR 10 million tax credit)		(66)	71	5
Less: reclassification adjustment for gains realized in net income (net of EUR 100 million tax expense)	(69)	146	40	117
Cumulative effect of change in accounting principle (net of EUR 80 million tax credit)		269	(120)	149
Other comprehensive income					105
Comprehensive income					1,451
Balance December 31, 2001	(55)	441	(9)

  (o)
  Earnings per Share under U.S. GAAP

        Effective December 31, 1997 ABN AMRO adopted SFAS 128, Earnings per Share, which establishes new standards for computing and presenting earnings per share (EPS).

        Basic EPS is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding. Diluted EPS includes the determinants of basic EPS and, in addition, gives effect to dilutive potential common shares that were outstanding during the period.

        The computation of basic and diluted EPS for the years ended December 31 are presented in the following table:

	2001	2000	1999
	(In Millions of EUR, Except Per Share Data)
Net profit	1,346	2,570	1,951
Dividends on Preference Shares	46	79	80

Net profit applicable to Ordinary Shares	1,300	2,491	1,871
Dividends on Convertible Preference Shares	1	1	2

Net profit adjusted for diluted computation	1,301	2,492	1,873
Weighted-Average Ordinary Shares Outstanding	1,515.2	1,482.6	1,451.6
Dilutive Effect of Staff Options	1.8	6.6	4.1
Convertible Preference Shares	2.7	3.2	5.7
Performance share plan	2.9

Adjusted Diluted Computation	1,522.7	1,492.4	1,461.4
Basic Earnings Per Share	0.86	1.68	1.29
Diluted Earnings Per Share	0.85	1.67	1.28

46    Company balance sheet at December 31, 2001 after profit appropriation

	2001	2000
	(In Millions of EUR)
Assets
Banks(a)	543	1,335
Interest-earning securities(b)	10	19
Participating interests in group companies(c)	11,153	11,874
Other assets(d)	664	728
Prepayments and accrued income(e)	82	71

	12,452	14,027

Liabilities
Deposits and other client accounts	10	19
Other liabilities(d)	363	457
Accruals and deferred income(e)		13

	373	489
Subordinated debt	292	1,015
Share capital	1,677	1,676
Share premium account	2,504	2,517
Revaluation reserves	355	300
Reserves prescribed by law and articles of association	258	208
Other reserves	6,993	7,822

Shareholders' equity	11,787	12,523
Own capital	12,079	13,538

	12,452	14,027

  Company income statement for 2001

	2001	2000	1999
	(In Millions of EUR)
Profits of participating interests after taxes	3,218	2,494	2,566
Other profit after taxes	12	4	4

Net profit	3,230	2,498	2,570

Drawn up in accordance with section 2:402 of The Netherlands Civil Code.

Letters stated against items refer to the notes.

Notes to the company balance sheet and income statement

(all amounts are in millions of EUR)

(a)    Banks

        This item includes call loans to and other interbank relations with group companies. None of this exposure is subordinated (2000: EUR 738 million). An amount of EUR 227 million is due for redemption in 2002.

(b)    Interest-earning securities

        The amount included in this item represents securitised receivables, such as commercial paper.

(c)    Participating interests in group companies

        Dividends payable by ABN AMRO Bank N.V to ABN AMRO Holding N.V. amounted to EUR 664 million (2000: EUR 728 million). Dividends received by ABN AMRO Bank N.V. from subsidiaries amounted to EUR 552 million (2000: EUR 475 million).

	2001	2000	1999
	(In Millions of EUR)
Development:
Opening balance	11,874	11,481	10,233
Movements (net)	(721)	393	1,248

Closing balance	11,153	11,874	11,481

(d)    Other assets and other liabilities

        These items include those amounts which are not of an accrued or deferred nature or which cannot be classified with any other balance sheet item. This concerns, for example, taxes receivable or payable and dividends.

(e)    Prepayments and accrued income and accruals and deferred income

        These items include revenue and expenses recognised in the period under review but whose actual receipt or payment falls in a different period, as well as the total net difference between contract rates and spot rates on foreign exchange hedging operations.

(f)    Share capital and reserves

        For details refer to note 16.

(g)
Guarantees

        ABN AMRO Holding N.V. guarantees all liabilities of ABN AMRO Bank N.V.

Amsterdam, March 22, 2002

Supervisory Board	Managing Board
A.A. Loudon	R.W.J. Groenink
H.B. van Liemt	W.G. Jiskoot
W. Overmars	T. de Swaan
W. Dik	J. Ch. L. Kuiper
S. Keehn	C.H.A. Collee
C.H. van der Hoeven	S.A. Lires Rial
M.C. van Veen	H.Y. Scott-Barrett
A. Burgmans
D.R.J. Baron de Rothschild
Mrs. L.S. Groenman
Mrs. T.A. Maas-de Brouwer
P.J. Kalff

47    Major subsidiaries and participating interests

  (unless otherwise stated, the bank's interest is 100% or almost 100%, as of March 22, 2002)

  ABN AMRO Bank N.V., Amsterdam

  Netherlands

  AAGUS Financial Services Group N.V., Amersfoort (67%)
  AA Interfinance B.V., Amsterdam
  ABN AMRO Bouwfonds N.V., Hoevelaken (voting right 50%, equity participation 98%)
  ABN AMRO Lease Holding N.V., Almere
  ABN AMRO Levensverzekering N.V., Zwolle
  ABN AMRO Participaties B.V., Amsterdam
  ABN AMRO Projectontwikkeling B.V., Amsterdam
  ABN AMRO Schadeverzekeringen N.V., Zwolle
  Amstel Lease Maatschappij N.V., Utrecht
  ABN AMRO Trustcompany (Nederland) B.V., Amsterdam
  ABN AMRO Verzekeringen B.V., Zwolle
  Consultas N.V., Zwolle
  Dishcovery Catering B.V., Amsterdam
  Dishcovery Horea Expl. Mij. B.V., Amsterdam
  Hollandsche Bank-Unie N.V., Rotterdam
  IFN Group B.V., Rotterdam
  Nachenius, Tjeenk & Co. N.V., Amsterdam
  Solveon Incasso B.V., Utrecht
  Stater N.V., Hoevelaken (60% ABN AMRO Bank N.V., 40% ABN AMRO Bouwfonds N.V.)

  Abroad

  Europe

  ABN AMRO Asset Management Ltd., London
  ABN AMRO Asset Management (Czech) a.s., Brno
  ABN AMRO Asset Management (Deutschland) A.G., Frankfurt am Main
  ABN AMRO Bank (Moscow), Moscow
  ABN AMRO Bank (Deutschland) A.G., Frankfurt am Main
  ABN AMRO Bank (Luxembourg) S.A., Luxembourg
  ABN AMRO Bank (Polska) S.A., Warsaw
  ABN AMRO Bank (Romania) S.A., Bukarest
  ABN AMRO Bank (Schweiz) A.G., Zurich
  ABN AMRO Corporate Finance Ltd., London
  ABN AMRO Corporate Finance (Ireland) Ltd., Dublin
  ABN AMRO Development Capital (UK) Ltd., London
  ABN AMRO Equities (Spain) S.A. Sociedad de Valores y Bolsa, Madrid
  ABN AMRO Equities (UK), London
  ABN AMRO France S.A., Paris
          ABN AMRO Fixed Income (France) S.A., Paris
          ABN AMRO Securities (France) S.A., Paris
          Banque de Neuflize, Schlumberger, Mallet S.A., Paris
          Banque Odier Bungener Courvoisier, Paris
  ABN AMRO Futures Ltd., London
  ABN AMRO International Financial Services Company, Dublin
  ABN AMRO Investment Funds S.A., Luxembourg
  ABN AMRO Leasing (Hellas) S.A., Athens
  ABN AMRO Portföy Yönetímí A.S., Istanbul
  ABN AMRO Securities (Polska) S.A., Warsaw
  ABN AMRO Stockbrokers (Ireland) Ltd., Dublin
  ABN AMRO Trust Company (Jersey) Ltd., St.Helier
  ABN AMRO Trust Company (Luxembourg) S.A., Luxembourg
  ABN AMRO Trust Company (Suisse) S.A., Geneva
  Alfred Berg Holding A/B, Stockholm
  Antonveneta ABN AMRO Societa di Gestione del Risparmio SpA, Milan (50%)
  Banca di Roma, Rome (10%)
  Banque Finaref ABN AMRO, Paris (49%)
  CM Capital Markets Brokerage S.A., Madrid (45%)
  Kereskedelmi és Hitelbank Rt., Budapest (40%)

  Africa

  ABN AMRO Delta Asset Management (Egypt), Cairo (59%)
  ABN AMRO Delta Securities (Egypt), Cairo (59%)

  Middle East

  Saudi Hollandi Bank, Riyadh (40%)

  Rest of Asia

  ABN AMRO Asia Ltd., Hong Kong
  ABN AMRO Asia Corporate Finance Ltd., Hong Kong

  ABN AMRO Asia Futures Ltd., Hong Kong
  ABN AMRO Asia Securities Plc., Bangkok (40%)
  ABN AMRO Asset Management (Asia) Ltd., Hong Kong
  ABN AMRO Asset Management (Japan) Ltd., Tokyo
  ABN AMRO Asset Management (Singapore) Ltd., Singapore
  ABN AMRO Asset Management (Taiwan) Ltd., Taipei
  ABN AMRO Bank Berhad, Kuala Lumpur
  ABN AMRO Bank (Kazakstan) Ltd., Almaty (51%)
  ABN AMRO Bank N.B., Uzbekistan A.O., Tashkent (50%)
  ABN AMRO Management Services (Hong Kong) Ltd., Hong Kong
  ABN AMRO Savings Bank, Manila
  ABN AMRO Securities (India) Private Ltd., Bombay (75%)
  ABN AMRO Securities (Far East) Ltd., Hong Kong
  ABN AMRO Securities (Japan) Ltd., Tokyo
  Bank of Asia, Bangkok (79%)
  PT ABN AMRO Finance Indonesia, Jakarta (85%)

  Australia

  ABN AMRO Asset Management (Australia) Ltd., Sydney
  ABN AMRO Australia Ltd., Sydney
  ABN AMRO Capital Markets (Australia) Ltd., Sydney
  ABN AMRO Corporate Finance Australia Ltd., Sydney
  ABN AMRO Equities Australia Ltd., Sydney

  New Zealand

  ABN AMRO New Zealand Ltd., Auckland
  ABN AMRO Equities NZ Ltd., Auckland

  North America

  ABN AMRO Bank Canada, Toronto
  ABN AMRO Bank (Mexico) S.A., Mexico City
  ABN AMRO North America Holding Company, Chicago
  (holding company, voting right 100%, equity participation 60.8%)
          LaSalle Bank N.A., Chicago
          Standard Federal Bank N.A. Troy
  ABN AMRO WCS Holding Company, Chicago
  ABN AMRO Inc., Chicago
          ABN AMRO Sage Corporation, Chicago
          ABN AMRO Securities LLC, New York
  ABN AMRO Asset Management Holdings, Inc., Chicago
  Montag & Caldwell, Inc., Atlanta

  Latin America and the Caribbean

  ABN AMRO Asset Management Ltda., São Paulo
  ABN AMRO Bank Asset Management (Curaçao) N.V., Willemstad
  ABN AMRO Bank (Chile) S.A., Santiago de Chile
  ABN AMRO Bank (Colombia) S.A., Bogota
  ABN AMRO (Chile) Seguros Generales S.A., Santiago de Chile
  ABN AMRO (Chile) Seguros de Vida S.A., Santiago de Chile

  ABN AMRO Securities (Argentina) Sociedad de Bolsa S.A., Buenos Aires
  ABN AMRO Trust Company (Curaçao) N.V., Willemstad
  Banco do Estado da Paraiba S.A., João Pessoa
  Banco do Estado de Pernambuco S.A., Recife (96.6%)
  Banco ABN AMRO Real S.A., São Paulo and João Pessoa (96.6%)
  Real Paraguaya de Seguros S.A., Asuncion
  Real Previdência e Seguros S.A., São Paulo
  Real Seguros S.A., Bogota
  Real Uruguaya de Seguros S.A., Montevideo

        For the investments of ABN AMRO Lease Holding N.V. and ABN AMRO Bouwfonds N.V., the reader is referred to the separate annual reports published by these companies.

        The list of participating interests for which statements of liability have been issued has been filed at the Amsterdam Chamber of Commerce.

48    Post balance sheet events

        There are no post balance sheet events.

49    Stipulations of the articles of association with respect to profit appropriation

        Profit is appropriated in accordance with article 38 of the articles of association. The main stipulations with respect to classes and series of shares currently in issue are as follows:

  •
  The holder of the priority share will be paid a dividend of EUR 0.13, representing 5.55% of the face value (article 38.2.a.).

  •
  The holders of preference shares will receive a dividend of EUR 0.12432 per share, representing 5.55% of the face value. As of January 1, 2011, and every ten years thereafter, the dividend will be adjusted in line with the average redemption yield on the five longest-dated government loans, plus an increment of no less than 0.25 percentage point and no more than one percentage point (article 38.2.b.2.).

  •
  The holders of convertible preference shares will receive a dividend of EUR 1.71529 per share, representing 6% of the amount paid on each share. As of January 1, 2004, and every ten years thereafter, the dividend on shares not converted by October 31, 2003 will be adjusted in line with the redemption yield on government loans with an original or remaining term to maturity of nine to ten years, plus an increment or less a reduction of no more than one percentage point (article 38.2.b.4. and b.3.). No profit distributions will be made to holders of preference shares and convertible preference shares in excess of the maxima defined above (article 38.2.b.6.).

  •
  From the profit remaining after these distributions, such appropriations will be made to reserves as may be determined by the Managing Board with the approval of the Supervisory Board (article 38.2.c.).

  •
  The balance then remaining will be paid out as Ordinary Share dividend (article 38.2.d.).

  •
  The Managing Board can make the Ordinary Share dividend payable, at the shareholders' option, either in cash or entirely or partly in the form of ordinary or preference shares (article 38.3.).

50    Stipulations of the articles of association with respect to shares

        Each Ordinary Share of EUR 0.56 face value in the capital of ABN AMRO Holding N.V. entitles the holder to cast one vote. The other shares in the capital have a face value of EUR 2.24 and are entitled to four votes. Subject to certain exceptions provided for by law or in the articles of association, resolutions are passed by an absolute majority of the votes cast.

        However, one Ordinary Share requires a significantly larger investment than one preference share. This is related to the stock market price. To compensate for this difference, under normal circumstances1 holders of depositary receipts for preference shares will have the opportunity to acquire voting rights in the meeting of shareholders by proxy in proportion to the economic value of a preference share against that of an Ordinary Share. The number of votes obtainable in this way is calculated using the following formula: total stock market value of depositary receipts held divided by the Ordinary Share price. The Stichting Administratiekantoor ABN AMRO Holding (the "Foundation") will exercise the voting rights in respect of preference shares for which no proxies have been issued, again according to their economic value.

        The Executive Committee of the Foundation will decide separately for each meeting of shareholders whether to make voting proxies available. If the Foundation believes that extraordinary circumstances2 prevail, it may choose not to issue voting proxies or to withdraw proxies issued earlier.

        The rights of the holder of the priority share include the right to determine the number of members of the Managing Board, which may not be fewer than five according to the articles of association, and the number of members of the Supervisory Board, which may not be fewer than ten. The prior approval of the holder of the priority share is also required for resolutions to amend the articles of association or to dissolve the company. The priority share is entitled to an annual distribution up to 6% of its face value. The priority share is held by Stichting Prioriteit ABN AMRO Holding, a foundation established in Amsterdam. The Executive Committee is made up of the members of the Supervisory and Managing Boards of ABN AMRO Holding N.V.

        Given the numbers of the Supervisory Board and the Managing Board, being 12 and 7 respectively as per March 2002, the two Boards in their capacity of Executive Committee of the Stichting Prioriteit ABN AMRO Holding are of opinion that the requirement referred to in article C.10 of Appendix X to the Listing and Issuing Rules of Amsterdam Euronext N.V. has been satisfied. This means that Managing Board members do not control a majority of the votes to be cast at the Executive Committee's meetings.

        Subject to certain exceptions, upon the issuance of Ordinary Shares and convertible preference shares, holders of Ordinary Shares have pre-emptive rights in proportion to their holdings. Upon the issuance of convertible preference shares, subject to certain limitations, holders of convertible preference shares have pre-emptive rights in proportion to their holdings.

        In the event of the dissolution and liquidation of ABN AMRO Holding N.V., the assets remaining after payment of all debts are distributed first to the holder of the priority share, in an amount equal to the face value of the priority share, secondly to the holders of preference shares and convertible preference shares on a pro rata basis, in an amount equal to all dividends accrued from the beginning of the most recent full financial year through the date of payment and then the face value of the preference shares or the amount paid in on the convertible preference shares respectively, and thirdly to the holders of Ordinary Shares on a pro rata basis.

        (a)    Proposed profit appropriation

        Appropriation of net profit pursuant to article 38.2 and 38.3 of the articles of association

	2001	2000	1999
	(in millions of euros)
Dividends on preference shares	45	78	78
Dividends on convertible preference shares	1	1	2
Addition to reserves	1,810	1,074	1,320
Dividends on Ordinary Shares	1,374	1,345	1,170

	3,230	2,498	2,570

1
Normal circumstances shall be understood to mean a situation where the independence and/or continuity of ABN AMRO Holding N.V. is not threatened.

2
Extraordinary circumstances shall be understood to mean a situation where the independence and/or continuity of ABN AMRO Holding N.V. or its related companies is threatened. Examples include a public offer for the bank's shares or an imminent offer, or the existence of a substantial interest in the bank's capital without the approval of the Managing Board and the Supervisory Board.

[Letterhead of Ernst & Young]

ABN AMRO Holding N.V.
Attn: Mr. H. van Duijn
Gustav Mahlerlaan 10
1082 PP AMSTERDAM

Amsterdam, March 29, 2002	ref: CB/km/02091

Subject: Letter of Consent ABN AMRO Holding N.V.

Dear Sirs,

        Enclosed please find our manually signed consent relating to the incorporation by reference of our Auditors' Report dated March 22, 2002, with respect to the consolidated financial statements of ABN AMRO Holding N.V., The Netherlands for the year ended December 31, 2001, included in the Form 6-K, dated March 29, 2002, filed with the Securities and Exchange Commission.

Yours faithfully,
for Ernst & Young Accountants

/s/ P. Laan P. Laan	/s/ C.B. Boogaart C.B. Boogaart

CONSENT OF INDEPENDENT AUDITORS

        We consent to the incorporation by reference in the following documents of our report dated March 22, 2002, with respect to the consolidated financial statements of ABN AMRO Holding N.V., The Netherlands for the year ended December 31, 2001, included in this Form 6-K, dated March 29, 2002.

  •
  Registration Statement (Form F-3 No. 333-49198) of ABN AMRO Bank N.V., pertaining to the issuance of up to USD 500,000,000 aggregate principal amount of debt securities, dated November 22, 2000;

  •
  Registration Statement (Form S-8 No. 333-81400) of ABN AMRO Holding N.V., pertaining to the ABN AMRO WCS Holding Company 401(k) Savings Plan dated January 25, 2002;

  •
  Registration Statement (Form S-8 No. 333-84044) of ABN AMRO Holding N.V., pertaining to the ABN AMRO Key Employee Equity Programme with Co-Investment Plan and ABN AMRO Incorporated US Retention Plan dated February 28, 2002.

/s/ Ernst & Young

Amsterdam, The Netherlands
March 29, 2002